                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-88439


                               [TR SYSTEMS LOGO]

                                3,000,000 SHARES

                                  COMMON STOCK

     T/R Systems, Inc. is offering 2,880,000 shares of its common stock and one of our shareholders listed under "Principal and Selling Shareholders" on page 50 is selling an additional 120,000 shares. This is our initial public offering and no public market currently exists for our shares. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol TRSI.

                         ------------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING
ON
PAGE 4.

                         ------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $10.00     $30,000,000
Underwriting discounts and commissions......................   $ 0.70     $ 2,100,000
Proceeds to T/R Systems.....................................   $ 9.30     $26,784,000
Proceeds to the selling shareholder.........................   $ 9.30     $ 1,116,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Some of our shareholders have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS

                     U.S. BANCORP PIPER JAFFRAY
                                        RAYMOND JAMES & ASSOCIATES, INC.
                The date of this prospectus is January 26, 2000

Graphics on inside front cover:

     Text "the MICROPRESS(R) is a scalable document production system that accepts files from multiple print sources, processes them, and then outputs black and white, color, and wide format documents across multiple print devices." The text is accompanied by an illustration of work flow into the MicroPress, from digital, Macintosh, personal computer or scanner input, and each input has a corresponding icon. The illustrations show information processed by the MicroPress, which is pictured, as output to either black and white output, color output, wide format or digital, and each output format has a corresponding icon. There is a line showing ten print devices connected to the MicroPress picture and the word "MicroPress."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   10
Use of Proceeds.............................................   11
Dividend Policy.............................................   11
Capitalization..............................................   12
Dilution....................................................   13
Selected Financial Data.....................................   14
Management's Discussion and Analysis of Financial Condition    16
  and Results of Operations.................................
Business....................................................   28
Management..................................................   40
Related Party Transactions..................................   49
Principal and Selling Shareholders..........................   50
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   61
Underwriting................................................   63
Legal Matters...............................................   66
Experts.....................................................   66
Where You Can Find More Information.........................   66
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     You should read this summary together with the entire prospectus, especially "Risk Factors" and the financial statements and related notes, before deciding to invest in shares of our common stock.

     Unless otherwise indicated, the information contained in this prospectus assumes the underwriters do not exercise their over-allotment option and gives effect to the conversion of all outstanding shares of our preferred stock into common stock, which will occur before the closing of this offering. Our fiscal year ends on January 31. References to fiscal 2000, fiscal 1999, fiscal 1998 and fiscal 1997 each refer to the corresponding year ended January 31, 2000, 1999, 1998 and 1997.

                               T/R SYSTEMS, INC.

     T/R Systems, Inc. designs, develops and markets digital document processing and printing systems, consisting of proprietary software and hardware, for the print-on-demand market. Our highly functional product, the MicroPress Cluster Printing System, manages multiple digital print devices provided by us or by third parties as an integrated printing system. The MicroPress is a server-based software and hardware system built on industry-standard open-architecture technologies. This system allows our customers to flexibly and economically print desired quantities with minimum lead time. The MicroPress fills the critical gap in the digital document production market by delivering a high-quality solution to mid-range users at prices that are often significantly lower than those of traditional high-end digital systems. Key features of the MicroPress include consistent color quality across multiple print devices as well as the capability to simultaneously support color and black and white digital printing devices and digital input. Other features available with the MicroPress include:

     - Internet-based remote job submission, ticketing, proofing, monitoring and managing;

     - document merging, distribution and archiving;

     - variable data printing;

     - electronic collation; and

     - imposition, a document layout tool used most commonly to produce booklets and proof-reading sheets.

     The emergence of digital printing technologies is driving significant changes in all sectors of the printing and publishing industry. Among the sectors that have experienced the most significant changes is the rapidly growing print-on-demand market. CAP Ventures, Inc., a consulting and research firm focused on this market, estimates the U.S. market for print-on-demand equipment, supplies and services to be approximately $6.1 billion in 1999 and that it will grow to approximately $11.8 billion in 2003.

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta Co., Ltd. We also maintain a sales force consisting of regional managers located throughout the United States, as well as one in each of Canada, the United Kingdom and Germany.

                                  THE OFFERING

Common stock offered by T/R Systems..................  2,880,000 shares
Common stock offered by the selling shareholder......  120,000 shares
Common stock to be outstanding after the offering....  11,733,234 shares
Use of proceeds......................................  For general corporate purposes, including working capital, research and
                                                       development, capital expenditures and
                                                       possible acquisitions of technology. See
                                                       "Use of Proceeds."
Proposed Nasdaq National Market symbol...............  TRSI

     The number of shares to be outstanding after the offering excludes:

     - 1,447,911 shares issuable under outstanding options at a weighted average exercise price of $2.65 per share; and

     - 904,286 additional shares reserved for issuance under our stock plans, after giving effect to the adoption of our 1999 stock option plan.

                         NOTES TO PROSPECTIVE INVESTORS

     T/R Systems was incorporated in Georgia in September 1991. Our principal executive office is located at 1300 Oakbrook Drive, Norcross, Georgia 30093, and our telephone number at that office is (770) 448-9008. Our world wide web home page is located at http://www.trsystems.com. Information contained on our website does not constitute a part of this prospectus.

     We own or have rights to the product names, trade names and trademarks that we use in conjunction with the sale of our products, including T/R Systems(TM), MicroPress(R), Cluster Printer(TM), and Cluster Printing System(TM).

     This prospectus also contains product names, trade names and trademarks that belong to other organizations, including the following registered trademarks: PostScript(R), a registered trademark of Adobe Systems Incorporated, Harlequin(R) and ScriptWorks(R), registered trademarks of Harlequin Group plc., Microsoft(R), Microsoft Windows NT(R) and Visual Basic(R), registered trademarks of Microsoft Corporation, Macintosh(R), a registered trademark of Apple Computer, Inc. and Intel(R) and Pentium(R), registered trademarks of Intel Corporation.

                             SUMMARY FINANCIAL DATA

     The following table is a summary of the financial data for our business. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The pro forma as adjusted balance sheet data give effect to:

     - the conversion of all outstanding shares of our preferred stock into 6,068,913 shares of common stock before the closing of this offering; and

     - the sale of 2,880,000 shares of common stock offered by T/R Systems and our receipt of the net proceeds of the sale of those shares, after deducting underwriting discounts and estimated offering expenses payable by us.

                                                                                          NINE MONTHS
                                              FISCAL YEAR ENDED JANUARY 31,            ENDED OCTOBER 31,
                                     -----------------------------------------------   ------------------
                                      1995      1996      1997      1998      1999      1998       1999
                                     -------   -------   -------   -------   -------   -------    -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue............................  $    94   $ 1,194   $ 4,036   $12,032   $15,847   $12,034    $15,704
Cost of sales......................       27     1,013     3,387     6,107     6,579     5,041      6,662
Gross profit.......................       67       181       649     5,925     9,268     6,993      9,042
Total operating expenses...........    1,725     3,051     4,982     7,329     9,801     7,240      8,711
Operating income (loss)............   (1,658)   (2,870)   (4,333)   (1,404)     (533)     (247)       331
Net income (loss)..................   (1,657)   (2,819)   (4,120)   (1,218)     (623)     (352)       412
Basic net income (loss) per
  share............................  $ (1.14)  $ (1.82)  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)   $  0.16
Basic weighted average shares
  outstanding......................    1,460     1,555     1,702     2,052     2,444     2,429      2,532
Diluted net income (loss) per
  share............................  $ (1.14)  $ (1.82)  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)   $  0.04
Diluted weighted average shares
  outstanding......................    1,460     1,555     1,702     2,052     2,444     2,429      9,700

                                                                  OCTOBER 31, 1999
                                                              ------------------------
                                                                            PRO FORMA
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,344        $29,115
Working capital.............................................    5,444         31,267
Total assets................................................   10,067         35,838
Redeemable, convertible preferred stock.....................   15,059             --
Total shareholders' equity (deficit)........................   (8,781)        32,162

                                  RISK FACTORS

     Any investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

WE HAVE A HISTORY OF LOSSES, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

     We have incurred net operating losses in each fiscal year since our inception in 1991, including a loss of $623,000 in fiscal 1999. As a result, we had an accumulated deficit of $10.9 million as of October 31, 1999. We may not be profitable in the future. We are making significant investments in research and development, sales and marketing and our operating infrastructure. We expect our spending in these areas will increase in the future. If we do not increase our revenue at an equal or greater rate than this spending, we may have operating losses. If our revenue does not grow sufficiently, we would need time to scale expenses back. If we are not able to react quickly enough to unanticipated decreases in revenue, we will not be able to maintain profitability.

OUR OPERATING RESULTS HAVE FLUCTUATED AND WE EXPECT THEM TO CONTINUE TO FLUCTUATE, SO YOU SHOULD NOT RELY ON HISTORICAL OPERATING RESULTS AS AN INDICATOR OF FUTURE PERFORMANCE

     Our operating results have fluctuated from quarter to quarter and year to year in the past and we expect them to continue to fluctuate in the future. As a result, you should not rely on our historical operating results as an indicator of future performance. For example, we reported operating income in the fourth quarter of fiscal 1998 and the first quarter of fiscal 1999 followed by operating losses in the last three quarters of fiscal 1999, followed by operating income in the first three quarters of fiscal 2000. We may experience further fluctuations in our operating results because of:

     - competitive market conditions;

     - the general level of sales of printer/copiers which connect to our products;

     - the cost and availability of components of our products; and

     - variations in the proportion of hardware and software in systems we sell.

SINCE MANY OF OUR POTENTIAL END USERS ARE SMALL BUSINESSES, IF THEIR BUSINESSES FAIL OR THEY CANNOT OBTAIN THIRD-PARTY FINANCING, OUR SALES WILL DECLINE

     Many of our potential end-user customers are small businesses and run a greater risk of business failure than large businesses. If their businesses fail, we will lose potential sales and our revenue will not increase. Further, if these customers are unable to obtain acceptable third party financing, they may not purchase our products. Some of our competitors could use their significant financial resources to offer more attractive financing terms than the financing terms otherwise available to purchase our products. These factors could limit or reduce our customer base, causing our sales to suffer.

WE RELY ON SALES OF ONE PRODUCT LINE, AND WE WILL NOT HAVE AN ALTERNATE SOURCE OF REVENUE IF DEMAND FOR THIS PRODUCT LINE DECLINES

     We generate substantially all of our revenue from one product line, the MicroPress. If potential customers prefer competing products, we would lose a substantial amount of revenue. Additionally, this product line may not be profitable for other reasons, including pricing pressures or manufacturing difficulties. If this product line is not profitable, we will not be profitable.

WE DERIVE A LARGE PERCENTAGE OF OUR REVENUE FROM A FEW OEM CUSTOMERS; A LOSS OF ANY OF THESE CUSTOMERS WOULD REDUCE OUR REVENUE AND OUR RESULTS OF OPERATIONS WOULD SUFFER

     Since fiscal 1998, our original equipment manufacturer customers, referred to as OEM customers, have represented a significant portion of our revenues. Minolta Co., Ltd. accounted for 39.1% of our revenue for the nine months ended October 31, 1999. If we lose one of our OEM customers or they decrease orders of our products, our revenue would decline and our results of operations would suffer. For example, in June 1998, Mita Industrial Co., Ltd. of Japan discontinued orders of our systems and subsequently entered into reorganization proceedings. An OEM customer could decrease its orders for our products if demand for its products declines. Alternatively, our OEMs could choose to purchase a competitor's products, particularly if available in their region. Also, since our current OEM customers are all Japanese companies, volatility in the economies of Asian countries could impact their businesses, which could result in decreased orders of our products.

WE RELY HEAVILY ON OUR DEALER NETWORK AND IF THEY DO NOT EFFECTIVELY MARKET OR SELL OUR PRODUCTS, WE WILL LOSE REVENUE

     The majority of our revenue has come from sales through our dealer network and we generally do not sell our products directly to end users. However, we do not control our dealers and cannot be certain that our dealers will continue to effectively market or sell our products. If they do not, our sales will suffer. In the future, if we do not add new dealers and increase business with our existing dealers, our business will not grow.

BECAUSE OUR PRODUCTS DEPEND ON SOFTWARE LICENSED TO US BY THIRD PARTIES, ANY LOSS OF THESE LICENSES WOULD RESULT IN INCREASED COSTS AND PRODUCTION DELAYS

     Our products depend on software licensed to us on a non-exclusive basis by third parties. If those parties fail to continue to license their software to us or to support this software, we would incur costs and experience delays of at least several months in integrating alternate software into our products. This would result in diversion of our research and development resources, delay in production and could result in lost revenue and harm to our reputation. In some instances, there are a limited number of suppliers of specialized software and we could have difficulty in obtaining an alternate supplier. This is true of Harlequin ScriptWorks, a PostScript page description software for which there are extremely limited alternatives. A competitor of Harlequin notified us in December 1999 that the competitor believes some of the Harlequin software licensed to us for use in color processing infringes that competitor's patents. If the Harlequin software we license is found to infringe the competitor's patents, we will be forced to seek an alternative color processing module, which could harm our sales to potential customers seeking color capabilities.

NEW RELEASES BY OUR SOFTWARE SUPPLIERS OR THE DEVELOPMENT OF SUPERIOR SOFTWARE BY THEIR COMPETITORS COULD RESULT IN DELAYS IN SHIPMENT OR LOSS OF REVENUE

     We may be required to expend significant time and resources to make our systems compatible with new releases by our software suppliers, which could result in product shipment and revenue recognition delays. In addition, if the competitors of our suppliers develop superior software, our products may not achieve market acceptance and we would lose revenue unless we obtain a license for the superior software. We may not be able to obtain new software licenses on commercially reasonable terms, or at all.

IF THIRD-PARTY SUPPLIERS OF EQUIPMENT FAIL TO DELIVER, WE COULD INCUR SIGNIFICANT COSTS AND DELAYS IN PRODUCT SHIPMENT

     We purchase hardware, such as print devices and scanners, from third-party manufacturers and resell them under our brand as part of our systems. In addition, we outsource the manufacturing of some of the hardware components of our products. If those third party manufacturers fail to deliver these products or components, we would have to find alternate suppliers, would incur significant development costs and could experience delays in product shipments. For example, our black and white print devices are purchased from a Japanese manufacturer. It would take a significant amount of time and effort to find an alternate black and white print device and develop the connectivity of that device to the MicroPress. Failure to find alternative suppliers of other components could affect our product availability and sales. Additionally, since we purchase many parts and components from manufacturers in Asia, instability in this region could impact the pricing or availability of these products.

OUR MARKET IS EXTREMELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE GREATER MARKET PRESENCE AND RESOURCES THAN WE HAVE

     The market for our product is extremely competitive and we expect competition to increase. Many of our existing and potential competitors have longer operating histories, significantly greater resources and greater name recognition than we have. As a result, these competitors may have an advantage over us in gaining market acceptance, may respond more effectively to changes in the market and may devote greater resources to the development, promotion, sale and support of their products. Increased competition could result in a loss of revenue as a result of loss of market share and significant price reductions, reducing our profits.

OUR INTERNATIONAL SALES ARE SUBJECT TO REGULATORY, POLITICAL AND CURRENCY EXCHANGE RATE RISKS WHICH COULD REDUCE OUR REVENUE

     Revenue from customers outside the United States represented 33.7% of our revenue in fiscal 1999 and 47.9% of our revenue for the first nine months of fiscal 2000. Our international sales could decrease if tariffs, duties or taxes increase the cost of our products in foreign countries. Our foreign product sales could be limited by the imposition of government controls or political and economic instability, resulting in lower revenues. We may also experience delays in receipt of revenue or increased difficulties in collecting accounts receivable.

     Additionally, our results of operations could be harmed by changes in currency exchange rates. Currently, all our sales are denominated in U.S. dollars. If the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. This could result in a reduction in our sales in a particular country.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, OUR RESULTS OF OPERATIONS WILL SUFFER

     Customers are demanding faster systems with more features and our competitors are developing new technologies to meet these demands. If we do not continually develop new technologies and improvements to our existing technologies we will not remain competitive and our sales and our results of operations will suffer.

     The product life cycle is shortening as new technologies are brought to market, while development of new technologies requires an increasing amount of time and money. We may experience delays in product development due to technological constraints, which could result in lost sales. In addition, our cost to develop the technologies may be so great that we cannot make a profit selling products using these technologies. Finally, our competitors may develop technologies that make our technologies obsolete or less attractive to potential customers which would also harm our sales.

IF OUR PRODUCTS CONTAIN DEFECTS, OUR SALES COULD SUFFER AND WE COULD HAVE INCREASED COSTS WHICH WOULD HURT OUR RESULTS OF OPERATIONS

     Complex products like ours may contain defects or errors that can only be detected when the product is in use. Despite extensive testing of our products, we may release products into the market with undetected errors, which could result in:

     - the loss or delay of revenue;

     - loss of market share;

     - diversion of research and development resources; or

     - increased service and warranty costs.

     In addition, if our products are not reliable, we may lose credibility with existing and potential customers, resulting in lost sales.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS, WHICH COULD HARM OUR COMPETITIVE POSITION, RESULTING IN DECREASED REVENUE

     Our success is based, in part, on our proprietary technology. If we cannot protect our intellectual property and proprietary rights, we may not remain competitive. Trade secret and copyright laws provide only limited protection of our software, documentation and other written materials. We may not be able to protect our rights if the patents for which we apply or have applied are not granted or if our patents are challenged or invalidated. Further, because we sell many of our products in foreign countries where intellectual property laws are not well developed or are poorly enforced, we may not be able to protect our proprietary technology in these countries.

     A third party could reverse engineer our products, or bypass hardware security devices and obtain access to our software, or independently develop similar software or proprietary information and use it to compete with us.

INFRINGEMENT CLAIMS BY THIRD PARTIES COULD BE COSTLY AND CAUSE PRODUCT SHIPMENT DELAYS

     Third parties may file claims against us alleging infringement of their patents, copyrights or other intellectual property rights. Regardless of its merit, an infringement claim against us could:

     - require significant management time and effort;

     - result in costly litigation; or

     - cause product shipment delays.

     In December 1999, we were notified by a competitor of Harlequin that the competitor is suing Harlequin for patent infringement for color processing products licensed to us and others by Harlequin. While Harlequin has represented to us that it has the rights to the products licensed to us, if Harlequin is not successful in defending its rights, we could be subject to a claim by that competitor.

     Further, any claims may require us to enter into royalty or licensing agreements which may not be obtainable on terms acceptable to us.

OUR FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM OUR BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS

     Our future success depends, in significant part, upon the continued service of key personnel and our ability to attract, retain and motivate highly qualified employees. In particular, the services of Michael E. Kohlsdorf, our president and chief executive officer; E. Neal Tompkins, our executive vice president and chief technology officer; and Michael W. Barry, our senior vice president, development and engineering are critical to our business. If we lose any of our key personnel, or fail to attract qualified new employees, our business, operations and product development efforts would suffer. Although we have employment agreements with Messrs. Kohlsdorf and Tompkins, these agreements do not obligate them to remain in our employ. We do not have key man insurance on any of our employees.

IF OUR SYSTEMS OR THE SYSTEMS OF OUR SUPPLIERS OR CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, OUR BUSINESS COULD BE SEVERELY DISRUPTED

     Although we have attempted to identify and address year 2000 issues related to our business, we cannot be certain that all potential year 2000 issues have been identified or corrected. Additionally, we cannot guarantee that the third-party servers, printers, scanners and operating systems used in, or in conjunction with, our products are year 2000 compliant. If our products, or components used in our products, are not year 2000 compliant, we would have to delay shipping our products until they are year 2000 compliant. Delays in product shipments could result in lost revenue and harm to our reputation. Additionally, we cannot assure you that our customers will not assert year 2000 related claims against us even if our products are year 2000 compliant, which could require us to incur substantial costs and invest significant time defending any claims.

     As a result of year 2000 issues, customers may delay purchases of our products. Any resulting changes in our customers' purchasing patterns could result in decreased sales and revenue.

     Further, if our internal systems or those of other third-party vendors, such as utilities and telecommunications providers, are not year 2000 compliant, our business could be materially disrupted.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND PROVISIONS OF GEORGIA LAW COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE IN YOUR INTEREST

     Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be in the best interest of our shareholders. It could be difficult to acquire us because:

     - our directors serve for staggered terms;

     - our directors may be removed only for cause by a supermajority vote of our shareholders;

     - our shareholders may act only at meetings, and not by written consent;
       and

     - we are subject to the fair-price and business combination provisions of the Georgia corporate laws.

Also, our board of directors can issue preferred stock and determine the price, rights, and preferences of this preferred stock without shareholder approval. This authority gives our board greater flexibility to take actions such as making acquisitions. However, if we issue preferred stock, a third party may find it more difficult to acquire control of us.

OUR OFFICERS AND DIRECTORS WILL HAVE SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL, WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL

     After this offering, our directors and officers and their affiliates will own about 33.6% of our outstanding common stock. As a result, they will have significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of T/R Systems.

OUR STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT THE PRICE YOU PAID

     There has been no public market for our common stock and we cannot assure you that an active trading market will develop or that you will be able to resell your shares at the price you paid.

     Additionally, in recent years, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price fluctuations, sometimes unrelated to the operating performance of particular companies. These market fluctuations may result in a material decline in the market price of our common stock. The price of our common stock after this offering is likely to fluctuate due to many factors, including:

     - variations in actual, anticipated or estimated quarterly earnings;

     - announcements by competitors; and

     - future sales of significant amounts of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections, contains forward-looking statements that involve risks and uncertainties. The statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by the use of words such as may, will, should, expects, plans, anticipates, believes, estimates, predicts, potential or continue, or the negative of these terms or other comparable terminology. Our actual results could be materially different from those anticipated in these forward-looking statements as a result of a number of factors, including the risks we face described above and elsewhere in this prospectus. Before you decide to invest in our common stock, you should be aware that if any of the events described in the "Risk Factors" section and elsewhere in this prospectus occur, they could have an adverse affect on our business, financial condition and results of operations. We are not obligated to update any forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the 2,880,000 shares of common stock offered by us will be $25.9 million. Our calculation of the net proceeds is net of the underwriting discounts and commissions and estimated offering expenses of $900,000 payable by us. We will not receive any proceeds from shares sold by the selling shareholder.

     The principal purposes of this offering are to establish a public market for our common stock, to facilitate future access by T/R Systems to the public equity markets and to obtain additional working capital. We have not allocated any portion of the proceeds for any particular purpose. We intend to use the proceeds for general corporate purposes, including working capital, research and development and capital expenditures. We may in the future use a portion of the proceeds to acquire or invest in complementary products, technologies or businesses. However, we have no present plans or commitments and are not currently engaged in any negotiations for any of these types of transactions. Pending our use of these proceeds, we will invest them in interest-bearing deposit accounts, certificates of deposit, government securities or short-term and investment-grade financial instruments of varying maturities. In addition, we will not invest more than 10% of the proceeds in securities of any one issuer, other than the U.S. government.

                                DIVIDEND POLICY

     We have never paid cash dividends and do not anticipate paying cash dividends in the future. We currently intend to retain any future earnings to fund the development and growth of our business. Our revolving line of credit does not allow us to declare or pay cash dividends.

                                 CAPITALIZATION

     The following table presents T/R Systems' capitalization as of October 31, 1999 on an actual basis, on a pro forma basis and on a pro forma as adjusted basis to reflect:

     - the conversion of all outstanding preferred shares into 6,068,913 shares of common stock, which will occur before the closing of this offering on a pro forma and a pro forma as adjusted basis; and

     - our sale of 2,880,000 shares of common stock in this offering and our receipt of the net proceeds from that sale and the use of a portion of those proceeds to repay long-term debt on a pro forma as adjusted basis.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes.

                                                                       OCTOBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Long-term debt..............................................  $     61   $     61      $    --
Redeemable, convertible preferred stock; 8,977,084 shares
  designated:
  Series A redeemable, convertible preferred stock;
    4,799,999 shares designated, issued and outstanding,
    actual; none issued or outstanding, pro forma and pro
    forma as adjusted.......................................     4,789         --           --
  Series B redeemable, convertible preferred stock;
    2,961,585 shares designated, issued and outstanding,
    actual; none issued or outstanding, pro forma and pro
    forma as adjusted.......................................     7,538         --           --
  Series C redeemable, convertible preferred stock;
    1,215,500 shares designated, issued and outstanding,
    actual; none issued or outstanding, pro forma and pro
    forma as adjusted.......................................     2,732         --           --
Shareholders' equity (deficit):
  Preferred stock; 12,000,000 shares authorized; 8,977,084
    shares designated as redeemable, convertible preferred
    stock; 222,222 shares designated as convertible
    preferred stock; 222,222 shares of series D convertible
    preferred stock issued and outstanding, actual; none
    issued or outstanding, pro forma and pro forma as
    adjusted................................................         2         --           --
  Common stock; 88,000,000 shares authorized, actual and pro forma as adjusted; 2,551,247 shares issued and
    outstanding, actual; 8,620,160 shares issued and
    outstanding, pro forma; 11,500,160 shares issued and
    outstanding, pro forma as adjusted......................        26         86          115
  Additional paid-in capital................................     2,171     17,172       43,027
  Deferred compensation.....................................       (68)       (68)         (68)
  Accumulated deficit.......................................   (10,912)   (10,912)     (10,912)
                                                              --------   --------      -------
      Total shareholders' equity (deficit)..................    (8,781)     6,278       32,162
                                                              --------   --------      -------
         Total capitalization...............................  $  6,339   $  6,339      $32,162
                                                              ========   ========      =======

     The number of shares of common stock outstanding as of October 31, 1999 does not reflect:

     - 1,610,181 shares issuable under options outstanding as of October 31, 1999 at a weighted average exercise price of $2.02 per share; or

     - 976,708 additional shares reserved for issuance under our stock plans.

     Since October 31, 1999, we have granted options to purchase an additional 76,968 shares. Also, our option plan participants have exercised options to purchase 234,693 shares.

                                    DILUTION

     Our pro forma net tangible book value as of October 31, 1999 was $6.3 million, or $0.73 per share of common stock. We have calculated this amount by:

     - subtracting our total liabilities from our total tangible assets; and

     - then dividing the difference by the total pro forma number of shares of common stock outstanding, including the number of shares of common stock that will be issued upon the conversion of our preferred stock before the closing of this offering.

If we give effect to our sale of 2,880,000 shares of common stock in this offering, our adjusted pro forma net tangible book value as of October 31, 1999 would have been $32.2 million, or $2.80 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.07 per share to existing stockholders and an immediate dilution of $7.20 per share to new investors. The following table illustrates this dilution of net tangible book value per share:

Initial public offering price per share.....................          $10.00
  Pro forma net tangible book value per share
     as of October 31, 1999.................................  $0.73
  Increase per share attributable to new investors..........   2.07
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................            2.80
                                                                      ------
Dilution per share to new investors.........................          $ 7.20
                                                                      ======

     The following table summarizes, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by the investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. Shares to be sold by the selling shareholder are excluded from the shares purchased by the new investors and included in shares purchased by the existing shareholders in this table.

                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ---------------------   AVERAGE PRICE
                                        NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   -----------   -------   -------------
Existing shareholders...............   8,620,160     75.0%   $17,136,000     37.2%      $ 1.99
New investors.......................   2,880,000     25.0     28,880,000     62.8        10.00
                                      ----------    -----    -----------    -----
          Totals....................  11,500,160    100.0%   $46,016,000    100.0%
                                      ==========    =====    ===========    =====

     Sales by the selling shareholder in this offering will have the following effect:

     - it will reduce the shares held by existing shareholders to 8,500,160 shares, or 73.9% of the total shares outstanding after this offering; and

     - it will increase the shares held by new investors to 3,000,000, or 26.1% of the total shares outstanding after this offering.

If the underwriters' over-allotment is exercised in full, the number of shares held by new investors will increase to 3,450,000 shares, or 30.0% of the total number of shares of common stock outstanding after this offering.

     The above computations exclude 1,610,181 shares of common stock issuable upon the exercise of options outstanding as of October 31, 1999 at a weighted average exercise price of $2.02 per share. If any of those options are exercised, new investors will incur further dilution.

                            SELECTED FINANCIAL DATA

     The following data were derived from our financial statements audited by Deloitte & Touche LLP, independent auditors, presented elsewhere in this prospectus:

     - selected financial data for the fiscal years ended January 31, 1997, 1998 and 1999; and

     - selected financial data as of January 31, 1998 and 1999.

     The following data were derived from our financial statements audited by Deloitte & Touche LLP, independent auditors, not included in this prospectus:

     - selected financial data for the fiscal year ended January 31, 1996; and

     - selected financial data as of January 31, 1996 and 1997.

     The selected financial data as of and for the period ended January 31, 1995 were derived from our unaudited financial statements.

     The selected financial data as of and for the nine months ended October 31, 1998 and 1999 were derived from our unaudited interim financial statements presented elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting solely of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. Results of operations for the nine months ended October 31, 1999 are not necessarily indicative of the results to be expected for the entire year.

     You should read the following selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes.

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                          FISCAL YEAR ENDED JANUARY 31,               OCTOBER 31,
                                                 -----------------------------------------------   ------------------
                                                  1995      1996      1997      1998      1999      1998       1999
                                                 -------   -------   -------   -------   -------   -------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue........................................  $    94   $ 1,194   $ 4,036   $12,032   $15,847   $12,034    $15,704
Cost of sales..................................       27     1,013     3,387     6,107     6,579     5,041      6,662
                                                 -------   -------   -------   -------   -------   -------    -------
Gross profit...................................       67       181       649     5,925     9,268     6,993      9,042
Operating expenses:
  Research and development.....................    1,610     1,732     1,786     2,164     3,202     2,423      2,555
  Sales and marketing..........................       --       590     2,185     3,542     4,891     3,532      4,668
  General and administrative...................      115       729     1,011     1,623     1,708     1,285      1,488
                                                 -------   -------   -------   -------   -------   -------    -------
    Total operating expenses...................    1,725     3,051     4,982     7,329     9,801     7,240      8,711
                                                 -------   -------   -------   -------   -------   -------    -------
Operating income (loss)........................   (1,658)   (2,870)   (4,333)   (1,404)     (533)     (247)       331
Interest income, net...........................        1        51       213       186       150       135         81
Other expenses.................................       --        --        --        --      (240)     (240)        --
                                                 -------   -------   -------   -------   -------   -------    -------
Net income (loss)..............................  $(1,657)  $(2,819)  $(4,120)  $(1,218)  $  (623)  $  (352)   $   412
                                                 =======   =======   =======   =======   =======   =======    =======
Basic net income (loss) per share..............  $ (1.14)  $ (1.82)  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)   $  0.16
                                                 =======   =======   =======   =======   =======   =======    =======
Basic weighted average shares outstanding......    1,460     1,555     1,702     2,052     2,444     2,429      2,532
                                                 =======   =======   =======   =======   =======   =======    =======
Diluted net income (loss) per share............  $ (1.14)  $ (1.82)  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)   $  0.04
                                                 =======   =======   =======   =======   =======   =======    =======
Diluted weighted average shares outstanding....    1,460     1,555     1,702     2,052     2,444     2,429      9,700
                                                 =======   =======   =======   =======   =======   =======    =======
Pro forma basic net income (loss) per share....                                          $ (0.07)             $  0.05
                                                                                         =======              =======
Pro forma basic weighted average shares
  outstanding..................................                                            8,378                8,549
                                                                                         =======              =======
Pro forma diluted net income (loss) per
  share........................................                                          $ (0.07)             $  0.04
                                                                                         =======              =======
Pro forma diluted weighted average shares
  outstanding..................................                                            8,378                9,700
                                                                                         =======              =======

                                                JANUARY 31,                      OCTOBER 31,
                              ------------------------------------------------   -----------
                               1995      1996      1997      1998       1999        1999
                              -------   -------   -------   -------   --------   -----------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...  $   685   $ 7,721   $ 2,826   $ 3,527   $  1,966     $ 3,344
Working capital.............      526     8,251     3,820     5,117      3,892       5,444
Total assets................      819     9,721     5,459     8,184      7,770      10,067
Redeemable, convertible
  preferred stock...........    2,348    12,252    12,272    15,020     15,042      15,059
Total shareholders'
  deficit...................   (1,703)   (4,510)   (8,635)   (9,759)   (10,238)     (8,781)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     T/R Systems was founded in 1991 as an engineering services company providing consulting services to the printing, copying and multimedia markets. In 1993, we began development of our own products and in 1995, we introduced the MicroPress Cluster Printing System, our digital document processing and printing system.

     We derive our revenue primarily from the sale of digital document processing and printing systems and related add-on software and hardware. Additionally, we receive revenue from:

     - the sale of consumable products, such as toner, and replacement parts that support our systems;

     - engineering services for the development of technology;

     - customer service plans; and

     - royalties for technology previously licensed.

     As required by American Institute of Certified Public Accountants Statement of Position 97-2 Software Revenue Recognition, we recognize revenue from printing systems when persuasive evidence of an arrangement exists, the system has been shipped, the fee is fixed or determinable and collectibility of the fee is probable. Under multiple element arrangements, we allocate revenue to the various elements based on vendor-specific objective evidence of fair value. Our products do not require significant customization. Before the effective date of this statement, we recognized revenue on printing systems upon shipment. The adoption of this statement had no effect on our accounting for revenue. We recognize revenue from the sale of consumables upon shipment.

     We recognize revenue from customer service plans ratably over the terms of each plan, typically one to three years. Engineering service fees are recognized as the services are rendered. Nonrefundable prepaid royalties are recognized as revenue over the term of the royalty agreement, based on the greater of actual royalties earned or the straight-line method. Revenue from customer service plans, engineering services and royalties have each been less than 10% of total revenue in each of the last three fiscal years and the nine month periods ended October 31, 1998 and 1999.

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta. We sold our first systems under the Minolta OEM agreement in February 1999. In fiscal 1998 and 1999, we sold systems under an OEM agreement with Mita Industrial Co., Ltd. Mita, which sold our systems in Japan, discontinued orders of our systems in June 1998 and subsequently entered into reorganization proceedings. Since then, our sales to Mita have been negligible.

     One factor that affects our gross margin is product configuration. Product configuration, which is determined by the end user, typically affects gross margin due to the relative amount of software and hardware in each system. The relative amount of add-on software and hardware we sell also affects our gross margin. The hardware in our systems typically includes two or more print devices and, in some instances, a digital scanner. Because we purchase these hardware devices from third parties for resale, we typically realize lower margins on them than we realize on our software products.

     Sales to international customers were $5.3 million, or 33.7% of revenue, in fiscal 1999 and $7.5 million, or 47.9% of revenue, in the first nine months of fiscal 2000. Of the $7.5 million of sales to international customers in the first nine months of fiscal 2000, $3.8 million, or 24.2% of revenue, was billed to Minolta, a Japanese company, but the product was shipped to Minolta's United States subsidiary for re-sale in the United States. We expect that international sales will continue to represent a significant portion of our revenue. Currently, all our sales are denominated in U.S. dollars. If the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive, which could result in a reduction in our sales in a particular country.

     As of January 31, 1999, we had approximately $8.2 million in tax net operating loss carryforwards which, if not utilized, expire at various dates beginning in 2007. We must recognize taxable income in future periods to be able to utilize these net operating loss carryforwards. We have not recognized any benefit from the future use of these carryforwards because we are uncertain that we will be able to utilize them. Further, under the ownership change limitations of the Internal Revenue Code of 1986, our utilization of approximately $658,000 of these carryforwards is subject to an annual limitation of approximately $330,000. If we use these carryforwards in future periods, we will incur alternative minimum taxes in those periods. We expect that the completion of our initial public offering will result in another change in ownership that may result in additional limitations on the use of our net operating loss carryforwards.

     We record software development costs as required by Financial Accounting Standards Board Statement No. 86. To date, we have expensed software development costs as incurred due to the immaterial amount of costs incurred between the establishment of technological feasibility and the time that the software is generally available for sale.

RESULTS OF OPERATIONS

     The following table presents operating data as a percentage of revenue.

                                                                        NINE MONTHS
                                              FISCAL YEAR ENDED            ENDED
                                                 JANUARY 31,            OCTOBER 31,
                                           ------------------------    --------------
                                            1997     1998     1999     1998     1999
                                           ------    -----    -----    -----    -----
Revenue................................     100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..........................      83.9     50.8     41.5     41.9     42.4
                                           ------    -----    -----    -----    -----
Gross profit...........................      16.1     49.2     58.5     58.1     57.6
Operating expenses:
  Research and development.............      44.3     18.0     20.2     20.1     16.3
  Sales and marketing..................      54.1     29.4     30.9     29.4     29.7
  General and administrative...........      25.0     13.5     10.8     10.7      9.5
                                           ------    -----    -----    -----    -----
          Total operating expenses.....     123.4     60.9     61.9     60.2     55.5
                                           ------    -----    -----    -----    -----
Operating income (loss)................    (107.3)   (11.7)    (3.4)    (2.1)     2.1
Interest income, net...................       5.3      1.5      0.9      1.1      0.5
Other expense..........................        --       --     (1.5)    (2.0)      --
                                           ------    -----    -----    -----    -----
Net income (loss)......................    (102.0)%  (10.2)%   (4.0)%   (3.0)%    2.6%
                                           ======    =====    =====    =====    =====

COMPARISON OF THE NINE MONTHS ENDED OCTOBER 31, 1999 AND 1998

     Revenue. Revenue for the nine months ended October 31, 1999 was $15.7 million, representing an increase of 30.5% over revenue of $12.0 million for the nine months ended

October 31, 1998. This increase was primarily due to an increase in revenue from our OEM relationship with Minolta. We began shipping systems under our OEM agreement with Minolta in February 1999. This increase was partially offset by a decrease in revenue from our OEM relationship with Mita. Revenue from Mita for the nine months ended October 31, 1999 was negligible, and we do not currently have any significant orders from Mita for future shipments.

     Revenue from sales to customers outside the United States was $7.5 million for the nine months ended October 31, 1999, representing 47.9% of revenue, and $3.8 million for the nine months ended October 31, 1998, representing 31.7% of revenue. Of the $7.5 million in sales to international customers for the nine months ended October 31, 1999, $3.8 million, or 24.2% of revenue, was billed to Minolta, but the product was shipped to Minolta's United States subsidiary for re-sale in the United States. The balance of international revenue for the nine months ended October 31, 1999 reflected sales primarily to Minolta and other dealers in Europe and Canada. International sales for the nine months ended October 31, 1998 represented sales primarily to Japan and, to a lesser extent, sales in Europe.

     Gross Profit. Gross profit, revenue less cost of sales, for the nine months ended October 31, 1999 was $9.0 million, as compared to $7.0 million for the nine months ended October 31, 1998. Cost of sales, which consists primarily of third-party hardware, principally print devices, board components, finished boards and consumables, and third-party software, as well as labor and overhead, for the nine months ended October 31, 1999 was $6.7 million, as compared to $5.0 million for the nine months ended October 31, 1998. Gross margin, or gross profit as a percentage of revenue, for the nine months ended October 31, 1999 was 57.6% as compared to 58.1% for the nine months ended October 31, 1998.

     Research and Development. Research and development expenses consist primarily of employee salaries and benefits, equipment depreciation, software and hardware supplies used in product development and an allocation of overhead. Research and development costs are expensed as incurred. These expenses increased 5.4% to $2.6 million, or 16.3% of revenue, for the nine months ended October 31, 1999, from $2.4 million, or 20.1% of revenue, for the nine months ended October 31, 1998. The increase was primarily due to an increase in employee salaries and benefits. We believe that research and development spending, including spending for employee salaries and benefits, will increase in the future as we add hardware connectivity and software functionality to the MicroPress.

     Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries and benefits, sales commissions, trade show costs, advertising, technical support and travel-related expenses. Sales and marketing expenses increased 32.2% to $4.7 million, or 29.7% of revenue, for the nine months ended October 31, 1999, from $3.5 million, or 29.4% of revenue, for the nine months ended October 31, 1998. The increase was primarily due to the growth in our sales force and associated increases in salaries and benefits of $533,000 and travel-related expenses of $265,000, as well as an increase in sales commissions of $220,000 due to an increase in sales. We believe that we will need to continue to increase our sales and marketing efforts to address new markets and support additional OEM customers in the future.

     General and Administrative. General and administrative expenses include employee salaries and benefits, professional service fees and employee recruiting expenses. General and administrative expenses increased 15.8% to $1.5 million, or 9.5% of revenue, for the nine months ended October 31, 1999, from $1.3 million, or 10.7% of revenue, for the nine months ended October 31, 1998. This increase was due primarily to an increase in headcount resulting in a $133,000 increase in salaries and benefits. Additionally, the provision for bad debt increased $45,000 due to an increase in revenue and accounts receivable. We believe our general and administrative expenses will continue to increase as we hire additional administrative staff and incur additional expenses, including insurance, annual and other public reporting costs and professional service fees.

     Interest Income, Net. Interest income, net consists of income generated from our cash, cash equivalents and short-term investments, net of interest expense paid on our equipment line of credit. Interest income was $81,000 for the nine months ended October 31, 1999 and $135,000 for the nine months ended October 31, 1998. The decrease in interest income was the result of a decrease in funds available for short-term investment due to the use of cash to fund operations.

     Other Expense. During the first nine months of fiscal 1999, we expensed $240,000 for legal and audit services related to a then planned initial public offering. In July 1998, we suspended our plans to go public, necessitating the recognition of those expenses in fiscal 1999. No similar expenses were incurred in the first nine months of fiscal 2000.

COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1999, 1998 AND 1997

     Revenue. Revenue was $15.8 million for fiscal 1999, representing an increase of 31.7% over revenue of $12.0 million for fiscal 1998. Revenue for fiscal 1998 increased 198.1% over revenue of $4.0 million for fiscal 1997.

     The increase from fiscal 1998 to fiscal 1999 was due in part to an increase in sales of the MicroPress through both our independent dealer channel and our OEM arrangement with Mita. Of the $3.8 million increase in revenue, $2.1 million was due to an increase in sales of the MicroPress and related hardware and software components. Adding to the year-over-year increase in revenue were:

          - a $664,000 increase from engineering service fees;

          - a $417,000 increase from royalties;

          - a $402,000 increase from the sale of consumable products; and

          - a $150,000 increase from customer support plans.

     The increase from fiscal 1997 to fiscal 1998 was primarily the result of increased sales of the MicroPress, including the systems sold under our OEM agreement with Mita. This increase in the number of systems sold represented $5.0 million of the $8.0 million increase in total revenue. Additionally, the average price per system sold increased in fiscal 1998 over fiscal 1997 primarily due to the enriched content and additional connectivity of the systems sold. Enhancements to the MicroPress, which increased the fiscal 1998 average selling price, included the introduction of a scanner and additional devices and software. This increase in the average selling price of systems sold represented $1.8 million of the $8.0 million increase in total revenue. The fiscal 1998 increase in revenue was also partially attributable to a $769,000 increase in sales of add-on hardware and software and a $302,000 increase in sales of consumable products to support the MicroPress as a result of more systems being in service.

     During fiscal 1999, we derived $11.0 million, or 69.3% of our revenue, from sales in the United States. This compares to $8.0 million, or 66.4% of revenue, in fiscal 1998 and $2.3 million, or 55.8% of revenue, in fiscal 1997. The remaining revenue in fiscal 1999 and fiscal 1998 was primarily generated by sales in Asia through our OEM agreement with Mita, sales to Minolta for research and development purposes and sales in Europe. The balance of revenue in fiscal 1997 reflected sales in Europe and royalty revenue from Asia. Domestic revenue grew at a faster rate than international revenue during the three years ended January 31, 1999 because of a more established domestic distribution infrastructure and our greater focus on the domestic market.

     Gross Profit. Our gross profit was $9.3 million in fiscal 1999, $5.9 million in fiscal 1998, and $649,000 in fiscal 1997. Gross margin was 58.5% in fiscal 1999, 49.2% in fiscal 1998 and 16.1% in fiscal 1997. The increase in gross margin from fiscal 1998 to fiscal 1999 was primarily due to an improvement in OEM gross margin reflecting the systems sold to Mita and Minolta, which included more high-margin software and less hardware than the systems sold to Mita in fiscal 1998. Additionally, our margin improved due to an increase in OEM revenue as a percent of total revenue. We typically realize higher margins on OEM revenue than we do through our independent dealer network as the OEM systems typically include less hardware than systems sold through independent dealers. The improvement in gross margin from fiscal 1997 to fiscal 1998 was due to reductions in component costs, the allocation of fixed costs over a larger sales volume and the introduction of relatively high margin software modules and our PrintLinks in fiscal 1997 and fiscal 1998. PrintLinks are the MicroPress' interface to supported digital printers and copiers not sold by us.

     Research and Development. Research and development expenses were $3.2 million in fiscal 1999, $2.2 million in fiscal 1998, and $1.8 million in fiscal 1997. Research and development expenses represented 20.2% of revenue in fiscal 1999, 18.0% of revenue in fiscal 1998 and 44.3% of revenue in fiscal 1997. Research and development expenses increased 48.0% from fiscal 1998 to fiscal 1999 and 21.2% from fiscal 1997 to fiscal 1998. $742,000 of the $1.0 million increase from fiscal 1998 to fiscal 1999 was due to an increase in salaries and benefits resulting from the hiring of additional research and development personnel to assist in the further development of the MicroPress. The remaining increase was due to an increase in spending on supplies, hardware and software for project development and an increase in depreciation expense on equipment purchased for development of the MicroPress' connectivity to additional devices. The increase from fiscal 1997 to fiscal 1998 was also due primarily to an increase in employee salaries and benefits as a result of hiring additional personnel.

     Sales and Marketing. Sales and marketing expenses were $4.9 million in fiscal 1999, or 30.9% of revenue. These expenses were $3.5 million in fiscal 1998, or 29.4% of revenue, and $2.2 million in fiscal 1997, or 54.1% of revenue. $773,000 of the increase of $1.3 million from fiscal 1998 to fiscal 1999 was due to an increase in employee salaries and benefits due to an increase in our sales force and marketing personnel during fiscal 1999 and the second half of fiscal 1998. The year-over-year increase was also due to an increase in travel expenses of $244,000. The increase of $1.4 million, or 62.1%, from fiscal 1997 to fiscal 1998 was primarily due to a $589,000 increase in salaries and benefits as a result of the addition of new sales personnel and the establishment of a marketing department in the second half of fiscal 1997. Other costs that contributed to the overall increase in sales and marketing expenses included a $141,000 increase in travel expense, a $96,000 increase in payments for outside consulting services and a $95,000 increase in trade show costs.

     General and Administrative. General and administrative expenses were $1.7 million in fiscal 1999 compared to $1.6 million in fiscal 1998 and $1.0 million in fiscal 1997. These expenses represented 10.8% of revenue in fiscal 1999, 13.5% of revenue in fiscal 1998 and 25.1% of revenue in fiscal 1997. These expenses increased $85,000, or 5.2%, from fiscal 1998 to fiscal 1999 and $612,000, or 60.5%, from fiscal 1997 to fiscal 1998. The increase from fiscal 1997 to fiscal 1998 was primarily due to the $180,000 charge in fiscal 1998 related to our plan to move our headquarters and to a $241,000 increase in employee compensation for fiscal 1998 over fiscal 1997 resulting from the hiring of additional administrative employees and improved operating performance. Additionally, we incurred a $69,000 increase in the provision for doubtful accounts, a $57,000 increase in professional service and a $34,000 increase in travel-related expenses from fiscal 1997 to fiscal 1998.

     Interest Income, Net. Interest income, net was $150,000 in fiscal 1999, $186,000 in fiscal 1998 and $213,000 in fiscal 1997. The decrease in interest income over the three year period was due to a decrease in funds available for short-term investment during the period because we used cash to fund operations and purchase property and equipment.

     Other Expense. In fiscal 1999, we expensed $240,000 for legal and audit services related to a then planned initial public offering. In July 1998, we suspended our plans to go public, necessitating the recognition of those expenses in fiscal 1999. No similar expenses were incurred in fiscal 1998 or fiscal 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents unaudited quarterly statement of operations data for the eleven quarters ended October 31, 1999. This data has been prepared on a basis consistent with our audited financial statements included elsewhere in this prospectus. This data includes all adjustments, consisting solely of normal recurring adjustments, that we believe necessary for a fair presentation of this information. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                                              THREE MONTHS ENDED
                       ------------------------------------------------------------------------------------------------
                       APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,
                         1997       1997       1997       1998       1998       1998       1998       1999       1999
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS)
Revenue..............   $1,713     $2,169     $3,151     $4,999     $4,842     $3,498     $3,694     $3,813     $4,656
Cost of sales........      965      1,039      1,384      2,719      2,025      1,489      1,527      1,538      1,946
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Gross profit.........      748      1,130      1,767      2,280      2,817      2,009      2,167      2,275      2,710
Total operating
 expenses............    1,384      1,639      1,864      2,442      2,409      2,374      2,457      2,561      2,651
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Operating income
 (loss)..............     (636)      (509)       (97)      (162)       408       (365)      (290)      (286)        59
Interest income,
 net.................       45         52         49         40         44         52         39         15         16
Other expense........       --         --         --         --         --       (240)        --         --         --
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss)....   $ (591)    $ (457)    $  (48)    $ (122)    $  452     $ (553)    $ (251)    $ (271)    $   75
                        ======     ======     ======     ======     ======     ======     ======     ======     ======

                       THREE MONTHS ENDED
                       -------------------
                       JULY 31,   OCT. 31,
                         1999       1999
                       --------   --------
                         (IN THOUSANDS)
Revenue..............   $5,233     $5,815
Cost of sales........    2,264      2,452
                        ------     ------
Gross profit.........    2,969      3,363
Total operating
 expenses............    2,859      3,201
                        ------     ------
Operating income
 (loss)..............      110        162
Interest income,
 net.................       26         39
Other expense........       --         --
                        ------     ------
Net income (loss)....   $  136     $  201
                        ======     ======

     The following table presents the same data as a percentage of revenue.

                                                              THREE MONTHS ENDED
                       ------------------------------------------------------------------------------------------------
                       APR. 30,   JUL. 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,
                         1997       1997       1997       1998       1998       1998       1998       1999       1999
                       --------   --------   --------   --------   --------   --------   --------   --------   --------
Revenue..............    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales........     56.3       47.9       43.9       54.4       41.8       42.6       41.3       40.3       41.8
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Gross profit.........     43.7       52.1       56.1       45.6       58.2       57.4       58.7       59.7       58.2
Total operating
 expenses............     80.8       75.6       59.2       48.9       49.7       67.9       66.5       67.2       56.9
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Operating income
 (loss)..............    (37.1)     (23.5)      (3.1)      (3.3)       8.5      (10.5)      (7.8)      (7.5)       1.3
Interest income,
 net.................      2.6        2.4        1.6        0.8        0.9        1.5        1.1        0.4        0.3
Other expense........       --         --         --         --         --       (6.9)        --         --         --
                        ------     ------     ------     ------     ------     ------     ------     ------     ------
Net income (loss)....    (34.5)%    (21.1)%     (1.5)%     (2.5)%      9.4%     (15.9)%     (6.7)%     (7.1)%      1.6%
                        ======     ======     ======     ======     ======     ======     ======     ======     ======

                       THREE MONTHS ENDED
                       -------------------
                       JULY 31,   OCT. 31,
                         1999       1999
                       --------   --------
Revenue..............    100.0%     100.0%
Cost of sales........     43.3       42.2
                        ------     ------
Gross profit.........     56.7       57.8
Total operating
 expenses............     54.6       55.0
                        ------     ------
Operating income
 (loss)..............      2.1        2.8
Interest income,
 net.................      0.5        0.7
Other expense........       --         --
                        ------     ------
Net income (loss)....      2.6%       3.5%
                        ======     ======

     Revenue for the fourth quarter of fiscal 1998 and first quarter of fiscal 1999 included sales under our OEM agreement with Mita. Sales to Mita represented 41.1% of revenue in the fourth quarter of fiscal 1998 and 33.9% in the first quarter of fiscal 1999. Mita discontinued orders of our systems during the second quarter of fiscal 1999 and subsequently entered reorganization proceedings. Since then, our sales to Mita have been negligible. As a result of the Mita reorganization, we reserved and subsequently wrote-off during fiscal 2000 $76,000 of accounts receivable. At October 31,1999, we had no amounts due from Mita outstanding. Revenue increased about $843,000, or 22.1%, from the fourth quarter of fiscal 1999 to the first quarter of fiscal 2000. This increase was primarily due to an increase in revenue recognized under our OEM agreement with Minolta. During the first quarter of fiscal 2000, we began shipping systems to Minolta under their OEM agreement.

     Gross margin decreased from 56.1% in the third quarter of fiscal 1998 to 45.6% in the fourth quarter of fiscal 1998. This decrease was primarily due to a charge in cost of sales for the write-down in the value of some of our black and white printers in the fourth quarter totaling $208,000. Additionally, this decrease was due to fourth quarter fiscal 1998 results including systems sold to Mita with a higher proportion of hardware than systems sold to Mita during the third quarter. Systems sold to Mita in the first quarter of fiscal 1999 included less hardware than those shipped in the fourth quarter of fiscal 1998, resulting in improved margins from the fourth quarter of fiscal 1998 as compared to the first quarter of fiscal 1999. We typically realize higher margins on software than we do on the hardware we purchase from third-party manufacturers.

FLUCTUATIONS IN QUARTERLY RESULTS

     T/R Systems' quarterly results of operations have fluctuated in the past and we believe they will continue to do so in the future. Our future results of operations will depend on many factors, including:

     - changes in the average selling price of, and customer demand for, our products;

     - competitive market conditions, including price competition;

     - the level of sales promotion activities, such as advertising, by us, our OEM customers and our competitors;

     - the general level of sales of printers and printer/copiers which connect to our products;

     - the cost and availability of components of our products;

     - the mix of sales between our OEM customers and our dealer network;

     - product configurations and the gross margin changes resulting from variations in the proportion of hardware and software in systems sold;

     - third-party funding of our development of technology to allow their print devices to connect to our systems; and

     - the pace of the shift to digital print technology.

Additionally, we anticipate that our operating expenses will continue to increase. If our sales in any quarter do not also increase, our results of operations for that quarter will be adversely affected. For these reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that you should not rely on our results of operations in any particular quarter as necessarily indicative of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     From inception, we have funded our operations and investments in property and equipment primarily through the private placement of preferred stock totaling about $16.1 million. We have obtained additional funding through the private placement of our common stock primarily with our founders, other employees and private investors. To date, we have received $1.2 million through the sale of common stock.

     Net cash used in operating activities was $929,000 in fiscal 1999, $1.7 million in fiscal 1998 and $4.2 million in fiscal 1997. The decrease from fiscal 1998 to fiscal 1999 was primarily due to a decrease in the operating loss in fiscal 1999. The decrease from fiscal 1997 to fiscal 1998 was also primarily due to a decrease in the operating loss in fiscal 1998. However, the decrease in fiscal 1998 was partially offset by an increase in accounts receivable due in part to the timing of payments from Mita during the fourth quarter of fiscal 1998.

     Net cash provided by operating activities was $681,000 for the nine months ended October 31, 1999, as compared to net cash used in operating activities of $483,000 for the nine months ended October 31, 1998. The improvement in operating cash flow was primarily due to our recording net income of $412,000 for the first nine months of fiscal 2000 compared to a net loss of $352,000 for the first nine months of fiscal 1999. Additionally, cash increased as a result of payments for customer service plans and shipments to customers made during the nine months ended October 31, 1999 for which the revenue recognition process was not complete. The increase in cash due to increases in net income and deferred revenue were partially offset by an increase in accounts receivable, due to an increase in revenue, and a decrease in accounts payable, due to the timing of payments to our vendors. At October 31, 1999, deferred revenue of $705,000 represented amounts relating to the sale of printing systems and customer service plans for which the revenue recognition process was not complete.

     Net cash used for investing activities was $944,000 in fiscal 1999, $619,000 in fiscal 1998 and $335,000 in fiscal 1997, reflecting purchases of property and equipment. Cash spent on purchases of property and equipment was $276,000 for the nine months ended October 31, 1999 and $791,000 for the nine months ended October 31, 1998. Included in this fiscal 1999 total is spending on equipment used in product development and for trade shows and demonstration equipment for the MicroPress. The total for the nine months ended October 31, 1998 includes furniture and leasehold improvements purchased for our new office space which we moved into during the first nine months of fiscal 1999. We anticipate that we will spend about $400,000 for property and equipment purchases during the fiscal year ending January 31, 2000.

     In October 1997, we entered into a loan and security agreement with a commercial bank. Under this agreement, we can borrow up to $3.0 million for general working capital purposes under a revolving line of credit. The amount available under this line is limited to the lesser of 80% of eligible accounts receivable or $3.0 million less any letters of credit outstanding under the agreement. At October 31, 1999, we had a $200,000 letter of credit outstanding under the agreement and up to $1.6 million available under the line. Loans under the line bear interest, payable monthly, at the bank's prime rate plus three-quarters of one percent, 9.0% at October 31, 1999. The line expires in October 2000. Additionally, in March 1998, the agreement was amended to provide for an additional revolving line of credit of $250,000, which we had available through December 1998 for the purchase of property and equipment. This additional line bears interest at the bank's prime rate plus one and one-half percent, 9.75% at October 31, 1999. At October 31, 1999, we had $113,000 outstanding under this additional line which is being repaid over 36 months. Our assets, excluding intellectual property rights, are pledged as collateral under both lines of credit. The agreement provides for covenants on the part of T/R Systems, including the maintenance of a quick ratio, excluding deferred revenue, of 1.5 to 1.0 and a minimum net worth, including preferred stock, of $4.5 million, as well as limitations on the incurrence of additional indebtedness and the payment of cash dividends. As of October 31, 1999, we were in compliance with all covenant requirements of the agreement.

     Financing activities generated net cash of $312,000 in fiscal 1999 and $3.0 million in fiscal 1998 resulting primarily from the private placement of preferred and common stock. Cash used in financing activities was $385,000 in fiscal 1997. In fiscal 1997, we pledged $400,000 in cash as security on an unused letter of credit. This restricted cash, which was reduced by $200,000 in fiscal 1998, was held by us in a certificate of deposit. Financing activities generated net cash of $973,000 in the nine months ended October 31, 1999 as compared to $252,000 in the same period a year earlier. The increase was primarily due to the private placement of 222,222 shares of series D preferred stock at $4.50 per share in May 1999.

     We believe that the net proceeds from the sale of our common stock in this offering, together with our current cash and cash equivalents and cash generated by operations, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and business expansion for at least the next twelve months. During or after this period, if cash generated by operations is insufficient to satisfy our operating requirements, we will be required to seek additional debt or equity financing. There can be no assurance that we will be able to obtain any financing on terms acceptable to us, if at all. If we sell additional equity securities, our shareholders' holdings could be diluted.

     Inflation has had no material impact on our operations to date.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field, and therefore these systems may recognize a date ending in 00 as 1900 rather than the year 2000. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with year 2000 requirements. In assessing the effect of the year 2000 issue on T/R Systems, we determined that we needed to evaluate four general areas:

     - supplier relationships;

     - internal infrastructure;

     - products sold to customers; and

     - other third-party relationships.

     Supplier Relationships. Our systems are built on the open architecture of Microsoft Corporation's Windows NT, Intel Corporation microprocessors and Harlequin's ScriptWorks. If these products are affected by the year 2000 issue, our systems could be affected in ways which could seriously harm our business. Additionally, we include in configurations of our systems print devices and other hardware components purchased from third-party manufacturers. We purchase our print devices primarily from one manufacturer. If this manufacturer is affected by the year 2000 issue, our supply of these print devices could be delayed or eliminated. We are relying on public statements from the suppliers of software incorporated in our products and our supplier of print devices that their operations and their products should not be significantly affected by the year 2000 issue. If our manufacturers of other hardware components are affected by the year 2000 issue, we believe that we could obtain these components from other sources. However, we cannot assure you that our business will not be disrupted if our hardware manufacturers do not provide products to us which are year 2000 compliant.

     Internal Infrastructure. The year 2000 issue could also affect our internal systems. We have assessed our internal information technology systems, including third-party software and hardware technology. We are relying on public statements from the suppliers of these systems that their operations and their products should not be significantly affected by the year 2000 issue. However, we cannot assure you that our business will not be disrupted if these systems are not year 2000 compliant. Further, we may experience serious unanticipated problems and costs caused by undetected errors and defects in the technology used in our internal systems.

     Products Sold to Customers. The software included in our systems does not contain two digit date codes and therefore is generally unaffected by the year 2000 issue. However, our systems sold to OEMs, once shipped, are connected to the OEM's print devices. If these devices are affected by the year 2000 issue, our sales to our OEM customers could be harmed. We are relying on public statements from our OEM customers that their operations and their print devices will not be significantly affected by the year 2000 issue.

     We do not currently have any information concerning the year 2000 compliance status of our customers. Our current or potential customers may incur significant expenses to achieve year 2000 compliance. If our customers are not year 2000 compliant, they may experience significant costs to remedy problems, or they may face litigation costs. In either case, the year 2000 issue could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our sales could be harmed.

     Other Third-Party Relationships. We rely on outside vendors for utilities and telecommunication services as well as other infrastructure services. We are not capable of independently evaluating the year 2000 compliance of the systems utilized to supply these services. We cannot assure you that these suppliers will resolve any or all year 2000 issues with these systems before a material disruption to our business occurs. Any failure of these parties to resolve year 2000 issues with their systems in a timely manner could harm our business.

     We have not developed a contingency plan to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations, and we do not plan to do so in the future. Any investigations we have undertaken related to year 2000 issues have been funded from available cash, and these costs have not been separately accounted for. To date, these costs have not been significant.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. Under this statement, some contracts that were not formerly considered derivatives may now meet the definition of a derivative. We intend to adopt this statement effective February 1, 2001. We do not expect the adoption of this statement to have a significant impact on our financial position or results of operations because we do not have significant derivative activity.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, Modification of Statement of Position 97-2, Software Revenue Recognition, With Respect to Certain Transactions. This statement requires recognition of revenue using the residual method when vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the arrangement fee is recognized as follows:

     - the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized based on the guidance in Statement of Position 97-2; and

     - the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We will adopt this statement in fiscal 2001 and do not expect its adoption to have a material effect on revenue recognition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We believe our exposure to market rate fluctuations on our cash equivalents are minor due to the short-term maturities of those investments, typically 90 days or less. We have market risk relating to borrowings under our credit facility because the interest rates under the facility are variable. The fair value of our borrowings at October 31, 1999 approximated $113,000. To date, we have not entered any derivative instruments to manage interest rate exposure.

     A significant portion of our revenue is derived from international customers. However, all of our revenue is received in U.S. dollars. A strengthening of the dollar could make our products less competitive in foreign markets.

                                    BUSINESS

T/R SYSTEMS OVERVIEW

     T/R Systems designs, develops and markets digital document processing and printing systems, consisting of proprietary software and hardware, for the print-on-demand market. Our highly functional product, the MicroPress Cluster Printing System, manages multiple digital print devices provided by us or by third parties as an integrated printing system. This system allows our customers to flexibly and economically print desired quantities with minimum lead time. Key MicroPress features include consistent color quality across multiple print devices as well as the capability to simultaneously support color and black and white digital printing devices and digital input.

     We are a leading provider of digital document processing and printing systems in the mid-range print-on-demand market. We define the mid-range print-on-demand market as users with monthly print volumes of 100,000 to 1,000,000 black and white pages or 10,000 to 100,000 color pages. We initially focused our sales and marketing efforts on organizations that provide printing and copying services, and have expanded our focus to include service bureaus, in-house print shops and corporate customers.

INDUSTRY BACKGROUND

     The emergence of digital printing technologies is driving significant changes in all sectors of the printing and publishing industry. Increasingly, traditional printers, printing presses and copiers are being integrated with computer, networking and data processing technologies. Among the sectors that have experienced the most significant changes is the rapidly growing print-on-demand market in which key customer requirements include the ability to store, retrieve, manage and print documents quickly and in desired quantities. CAP Ventures, Inc., a consulting and research firm focused on the print-on-demand market, estimates the U.S. market for print-on-demand equipment, supplies and services to be approximately $6.1 billion in 1999 and that it will grow to approximately $11.8 billion in 2003. The print-on-demand market is characterized by a large number of printing providers. CAP Ventures estimates that, at December 1998, the market in the United States consisted of approximately 66,000 commercial printers and corporate print shops and approximately 64,000 secondary market establishments, including advertising agencies and commercial graphic art firms.

     Typical users of print-on-demand solutions require systems that allow them to produce a wide variety of print outputs, including books, manuals, newsletters and direct marketing materials. Examples of print-on-demand users include:

     - print-for-pay organizations -- quick printers, printing service bureaus, commercial printers and offset printers that provide printing and/or copying services for outside entities;

     - educational institutions -- primary, secondary and higher education institutions including community colleges and universities;

     - government entities -- local, city, state and federal agencies as well as public utilities;

     - corporate entities -- in-house print shops and marketing, finance and training departments;

     - facilities management -- service providers that manage print operations for other entities; and

     - book publishers -- organizations that provide publishing services, including on-demand book publishing.

     Historically, the print-on-demand market relied on costly stand-alone, monochrome devices based on analog technology and dedicated to a single print, copy or scan function. Since the advent of desktop publishing in the mid-1980s, the printing industry continues to undergo a widespread transition from analog systems and processes to digital technologies. With the proliferation of personal computers, desktop publishing software, digital photography and network computing, documents are increasingly managed in digital formats. Faster processor speeds, expanded system memory and increased storage capacity have combined with advanced software packages to enable complex image processing, color graphics manipulation and the layout, design and production of digital documents. Additionally, desktop publishing and general word processing software allow text, line art and graphics to be digitally integrated in a single software application. These new digital technologies have improved control over the document creation process and have enabled documents to be produced more quickly without the assistance of special trade shops and other outside services. In addition, the new capabilities offered by digital tools and processes have contributed to increased customer demand for improved products and services, including the ability to reliably produce high quality color documents more quickly and easily, and the ability to produce smaller quantities economically.

     The trend toward advanced digital printing technologies has resulted in new generations of printers and printing systems. Traditionally, users of print-on-demand systems have had to choose between two options when selecting digital printing systems. At the low end are desktop oriented workgroup printers that may be attached to a network or operate as stand-alone devices, and typically cost between $3,000 and $15,000. While these devices are relatively inexpensive, they are often characterized by relatively limited performance and functionality and do not incorporate digital document management capabilities. At the high end are high-performance, expensive systems that typically cost $250,000 or more. Though these systems offer more complete document finishing and heavy media-handling capabilities, they require large monthly printing volumes, often in excess of 1,000,000 black and white pages per month to justify the high cost of acquisition and the significant ongoing maintenance costs.

     These traditional solutions fail to adequately address the needs of the mid-range segment of the print-on-demand market. The low-end products do not provide the functionality or flexibility needed to meet the diverse and dynamic requirements of end users. The high-end systems require large capital outlays that make the traditional systems too expensive for many smaller end users. These smaller end users are unable to afford the functionality and performance that their clients increasingly demand. A large gap exists between the low-end and high-end offerings where limited viable solutions exist. For this reason, end users in the mid-range segment must make difficult trade-offs among performance, functionality and price. Even at the high-end, many existing solutions offer limited performance, including low data transfer speeds for large color graphics and lengthy print and work flow time requirements from document creation to output. Additionally, both low-end and high-end solutions often fail to offer the reliability required for mission-critical print jobs or the flexibility to provide cost-effective printing in both black and white and color.

T/R SYSTEMS' SOLUTION

     T/R Systems addresses the needs of the mid-range print-on-demand market by providing a cost-effective, high speed digital document production system capable of producing complex, short-run, color and black and white text and images. The core of our solution is the

MicroPress, a server-based software and hardware system built on industry-standard open-architecture technologies. Our solution offers the following primary benefits:

     Highly Functional. The MicroPress' proprietary cluster printing architecture provides a wide range of production printing capabilities and performance levels for digital document processing and printing. By enabling as many as twelve print devices to be managed by a single server, the MicroPress can distribute a document among multiple printers and print at speeds several times faster than a single device could produce independently, regardless of page complexity or variability. For example, a system with twelve print devices can sustain document printing speeds of up to 624 black and white pages per minute, compared to 62 pages per minute for a single printer. Our calibration utilities ensure that all print devices within the system will print with consistent color quality. Additionally, we offer document management features generally not available even on high-end systems, including Internet-based job submission and ticketing, document archiving, variable data printing, document merging, electronic collation and imposition.

     Cost-Effective. The MicroPress offers an economical solution for mid-range users. Our proprietary cluster printing architecture allows the MicroPress to offer features that are typically available only in high-end solutions at prices that are significantly lower than those of high-end offerings.

     Scalable and Configurable. The MicroPress is scalable and configurable, permitting users to add color, black and white and wide format printers to meet their changing needs. Up to eight print devices can be supported through direct connections to a single MicroPress ClusterServer, which is the server that runs our printing systems. By adding network connections, a single MicroPress ClusterServer can support up to twelve print devices. Additionally, our use of industry-standard open-architecture technologies allows existing users to upgrade their systems without having to replace existing equipment and losing the value of their original investment.

     Integrated Mixed-Mode Capability. We believe the MicroPress is the only commercially available printing system that supports the production of documents that are color, black and white, wide format or a combination of all three with a single system.

     Flexible and Reliable. The MicroPress allows users to print a large job across multiple attached print devices as well as run multiple jobs simultaneously on different devices. The MicroPress supports mission-critical printing applications by recognizing available resources and automatically rerouting print jobs if any of the print devices become inoperable.

     Easy to Use. Our software applications are designed to increase the ease of managing documents and work flow. We designed the MicroPress to require minimal training. In addition, we provide user-friendly documentation, manuals and online help.

OUR STRATEGY

     T/R Systems' objective is to be the leading provider of digital document processing and printing systems for the mid-range segment of the print-on-demand market. To achieve this objective, our strategy includes the following key elements:

     Maintain and Expand Our Leadership Position in the Print-on-Demand
Market. We believe that we have established a market leading position in the mid-range of the print-on-demand market. We will continue to leverage our sales and marketing and product development efforts throughout the print-on-demand segment, including other commercial printers, corporate print shops and secondary print establishments. We believe many end users in this segment are seeking digital document production solutions that have the low cost and high performance characteristics of the MicroPress.

     Expand Distribution. We pursue a dual distribution strategy. Our products were distributed through 57 independent domestic and international dealers and 75 Minolta-owned or affiliated North American dealers as of October 31, 1999. Minolta also sells our products in Europe, Australia and South Africa. We believe there are a number of cities both inside and outside the United States that are not yet adequately represented by a dealer or that can sustain more than one dealer. As a result, we are currently seeking to recruit new, high-quality dealers. In addition, we intend to further build our distribution channel by continuing to develop OEM distribution relationships with manufacturers of digital printers and copiers. We have established OEM agreements with Hitachi Koki Imaging Solutions, Inc., Minolta, Mita and Ricoh Corporation, and are actively pursuing additional OEM customers.

     Develop New Applications and Features. The MicroPress currently supports devices from Mita, Minolta and Hewlett-Packard, as well as print devices purchased from third parties and resold under our private label. We intend to continue to develop multi-device management solutions for print-on-demand applications through additional investment in research and development. We have recently introduced new features that optimize the ability of customers to use the Internet in their day-to-day printing operations and expanded service offerings to increase customer loyalty. Through upgrades, which historically have occurred about twice a year, we continually enhance the software capabilities of the MicroPress to provide customers with market leading features. We believe that we have achieved technology leadership in the mid-range print-on-demand market and that continued innovation will be important for us to maintain a leadership role and to meet increasingly complex customer demands.

     Expand Internet Functionality. We intend to add additional Internet capabilities to the MicroPress through our upgrades. The MicroPress currently offers full electronic job submission and ticketing over the Internet and a proofing mechanism that allows electronic delivery of processed images. A recently added product feature allows MicroPress users to interactively manage the MicroPress and its associated work flow functionality from any browser at any location. This feature gives multiple remote users the ability to simultaneously modify different print jobs using a browser with Internet access.

     Focus on Core Technologies and Build on Industry-Standard Open-Architecture Technologies. We expect, on an ongoing basis, to use industry-standard technologies such as Microsoft Windows NT server software, the latest Intel Pentium microprocessors and Harlequin's ScriptWorks. We believe that utilizing standards-based open systems enables us to bring new product features to market more quickly and to permit functionality with a wide variety of computer networks, devices and complementary software. In addition, this approach allows us to quickly upgrade to next generation computer hardware and software systems, allowing us to focus on developing the core technologies that differentiate our products.

     Further Develop International Sales. In fiscal 1999, T/R Systems generated 33.7% of its revenue from sales outside the United States. While we have historically focused most of our sales efforts on customers inside the United States, we are presently expanding our dealer network and adding sales personnel overseas to pursue international opportunities. In addition, we believe relationships with OEMs will enhance international sales through the OEMs' established global distribution infrastructures.

PRODUCTS

     T/R Systems' primary product line is the MicroPress Cluster Printing System. The MicroPress combines T/R Systems' proprietary software and hardware with industry-standard third-party software and hardware resold by T/R Systems to provide a complete digital document printing and processing system. The software offered with the MicroPress consists of standard software modules, an extensive family of software add-ons called PowerPacks, and software utilities. The base hardware offered with the MicroPress consists of the ClusterServer and print devices sold by us or PrintLinks that connect to third-party print devices. The list prices of our typical systems generally range from about $50,000 to $150,000, depending on system configuration.

SOFTWARE

     There are three standard software modules included in the ClusterServer used to provide functionality for the MicroPress:

     - MicroPress Spool. MicroPress Spool is the product name for our open prepress interface, referred to as an OPI, spooler that streamlines the document production workflow by shifting the burden of printing and image management tasks from individual workstations to a central server. The MicroPress Spool supports both Macintosh and PC platforms, thus eliminating the need for special workstation software.

     - MicroPress RIP. A RIP, or raster image processor, is the software that translates the instructions for page printing into the actual pattern of dots needed by the printer to display the page. The MicroPress RIP is a fast, versatile and powerful application that translates a document described using either PostScript or page description format, referred to as PDF, languages and produces output on any number of devices, including printers, computer screens, or files on disk. The MicroPress RIP combines Harlequin RIP software with plug-ins developed by T/R Systems.

     - MicroPress PrintStation Manager. MicroPress PrintStation Manager is the product name for our software application that manages most of the document processing on the MicroPress. Through this application, users can establish print queues that help organize printing workflow into a manageable process. Additionally, the PrintStation Manager provides the functionality of a virtual printer that enables multiple print devices to process documents as a single high-speed device. The PrintStation Manager also provides easy access to and control of the value-added software options offered by T/R Systems.

     The following table summarizes the base software functionality available with the MicroPress:

-------------------------------------------------------------------------------
          INPUT               DOCUMENT MANAGEMENT          OUTPUT/STORAGE
-------------------------------------------------------------------------------
- publish                  - allow for remote job     - print to a combination
  network-accessible       management through the       of connected print
  print clusters and         Internet                   devices
  queues
                           - preview post-RIP         - automatically or
- accept and RIP             documents                manually archive
  PostScript-compatible                                 documents
  document files           - modify pages for
                             continuous               - move documents from one
- create page thumbnails     top-to-bottom layout       print queue to
  of various sizes                                      another print queue
                           - manipulate the order of
- create mirror or           pages within a document  - store documents in
  reversed images of a                                  network accessible or
  document                 - automatically print        removable storage
                             documents in duplex        devices
- batch RIP documents        format
  during off-peak                                     - convert MicroPress
  printing times           - insert and delete pages    formatted documents
                             from post-RIP documents    into PDF
- match document color
  quality to industry      - receive job status       - connect to third-party
  standard profiles          notification through       billing or
                             pager or e-mail            authentication systems
- compress color
  documents up to 25       - adjust image brightness
  times for storage          and contrast levels
                           - merge multiple
                           documents created by
                             separate applications
                           - modify page or print
                             layout for optimum
                             performance, including
                             converting documents
                             into booklets
                           - apply discreet numbers
                           to pages based on the
                             user's direction
                           - apply variable data
                             elements to form
                             documents
                           - apply page- or
                           job-specific annotations
                             to a document for
                             searching
-------------------------------------------------------------------------------

     In addition to the three standard modules, we offer the following software options to increase functionality:

-----------------------------------------------------------------------------------
         SOFTWARE                                   FUNCTION
-----------------------------------------------------------------------------------
 PowerPacks:
   Color Control PowerPack    - ensures consistent and accurate color document
                              output
   Imaging PowerPack          - provides post-RIP document manipulation
   e-Ticket PowerPack         - allows users to streamline the production process
                              through Internet job submission
   Workflow Automation        - enables users to automate complex, repetitive
      PowerPack               document production tasks
-----------------------------------------------------------------------------------
 Utilities:
   OpenPrinter Connection     - provides connection to networked printers
   MicroPress RIP for PCL 5   - allows processing and preparation of black and
                              white printer control language, referred to as PCL,
                                files
   TurboCharger               - allows a job to be distributed to multiple
                              MicroPress RIPs on multiple servers for processing
-----------------------------------------------------------------------------------

  PowerPacks

     PowerPacks are document management and manipulation software add-ons which can be installed with the MicroPress to optimize performance. The specific PowerPacks offered are:

     - Color Control PowerPack. This PowerPack ensures consistent color quality. This option is required in configurations using color print devices.

     - Imaging PowerPack. This PowerPack provides a family of post-RIP document manipulation features that enable users to alter a document's page characteristics. These features include:

        - image editing;

        - text optical character recognition, referred to as OCR, which allows users to save a document in any number of industry standard formats, including hypertext markup language, referred to as HTML, and Microsoft Word;

        - conversion of tagged image file format files, referred to as TIFF files, into the MicroPress post-RIP environment; and

        - conversion of MicroPress post-RIP documents into TIFF files.

     - e-Ticket PowerPack. This PowerPack enables MicroPress end users to streamline the production process by receiving print jobs through the Internet, email or removable media. Using this option, print buyers submit jobs through a customized job ticket to a print provider using the MicroPress. The job ticket includes all the specifications of the job as well as all files for the job. This option allows the user to save a RIPed job with any enhancements made on the MicroPress in a compressed file format that can be easily sent back to a print buyer for on-screen proofing before the job is printed.

     - Workflow Automation PowerPack. This PowerPack enables users to create and run customized, document production scripts to fully automate complex and repetitive document production tasks. Scripts are created using industry-standard Microsoft Visual Basic scripting.

  Utilities

     Our software utilities provide users advanced control over document input, output and storage. These utilities may be purchased individually with the initial sale or after installation has occurred. Specific utilities available include the following:

     - OpenPrinter Connection. This utility provides an easy way for customers to print to any 600 dots per inch black and white printer connected through a standard network infrastructure. This is designed for use by customers with investments in non-MicroPress supported print devices that need the power of the MicroPress.

     - MicroPress RIP for PCL 5. This utility allows the processing and preparation of black and white PCL, a PostScript file format, files for printing on any MicroPress ClusterServer or SatellitePress ClusterServer. The MicroPress RIP for PCL 5 supports advanced batch or individual file processing.

     - TurboCharger. This powerful utility gives customers the ability to direct a single job to multiple servers equipped with a MicroPress RIP to simultaneously RIP distinct page ranges within the job and bring the job back together in the MicroPress post-RIP application-independent environment. This is designed for customers who need optimum RIP power, such as those who produce lengthy direct mail.

HARDWARE

     The following summarizes the server and other hardware available in various configurations of the MicroPress:

  Servers

     - MicroPress ClusterServer. This is the core server for the MicroPress. It is equipped to receive, RIP, manipulate, print and store files using our proprietary standard software modules.

     - SatellitePress ClusterServer. This server is designed for environments requiring remote or distributed printing capabilities. It provides the same functionality as the MicroPress ClusterServer except that it does not have RIP capability. The SatellitePress ClusterServer is equipped to receive, print and store all files already RIPed by a full MicroPress ClusterServer or MultiRIP server. It can be upgraded to a full MicroPress ClusterServer by adding MultiRIP software.

     - MultiRIP Server. This server provides additional RIP capacity to supplement a ClusterServer. The MultiRIP Server has the same computing architecture and growth capabilities of a ClusterServer but is only equipped to RIP files.

     - MicroScan Server. This server has the same computing architecture and growth capabilities of a ClusterServer but functions as a dedicated scan server and is equipped to take the burden of scanning off a busy ClusterServer.

  Other Hardware

     - PrintLinks. PrintLinks enable the MicroPress ClusterServer to interface with supported digital printers and printer/copiers manufactured by third parties. Our PrintLinks currently connect to the Minolta CF900, Minolta CF910, Minolta CF911PE, Minolta Di520, Minolta Di620, Minolta Di620PE, Mita Ci7500 and Mita Ci7600.

     - PrintStations. We offer T/R Systems branded printers, known as PrintStations, that can connect directly to the MicroPress ClusterServer. PrintStations are high quality, durable devices that are ideal for cluster printing environments. T/R Systems currently sells two 600 dots per inch black and white PrintStations. The PrintStation 040 can print up to 40 pages per minute using a bulk toner system. The PrintStation 024 can print up to 24 pages per minute utilizing a cartridge toner system.

     - MicroScanner. The MicroScanner is a high-speed document scanner capable of scanning up to 40 one-sided pages or 20 two-sided pages per minute. The MicroScanner includes software that allows direct scanning and printing of documents on a MicroPress or SatellitePress ClusterServer.

MANUFACTURING

     We outsource the manufacturing of most of the hardware components of our products. These components include the circuit boards incorporated in our products, customized servers and PrintLinks. We then integrate hardware components with our internally developed software to create the various configurations of the MicroPress. We also purchase complete printing devices and scanners from third-party manufacturers that we resell under our brand as part of our systems. Before we ship products to customers, we test both the hardware and software to assure successful integration.

SALES AND MARKETING

     We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta. We maintain a sales force consisting of regional managers whose principal duties are to recruit high quality dealers in their territories and to facilitate and help close sales through those dealers and through Minolta's channel of dealers. As of January 18, 2000, we had twelve regional managers throughout the United States, one in Canada, one in the United Kingdom and one in Germany.

     Dealers sell our products to end users and service our products in a local geographical area. In the United States, these dealers typically are:

     - office products, computer and peripheral resellers;

     - copier or graphic arts dealers; or

     - independent service organizations providing customized software and hardware solutions and specializing in providing services that cannot be obtained through product manufacturers.

     T/R Systems signed an OEM agreement with Mita in September 1997, allowing Mita to resell the MicroPress in Japan. Mita discontinued orders of our systems in June 1998 and subsequently entered into reorganization proceedings. Since then, our sales to Mita have been negligible. In January 1999, we signed an OEM agreement with Minolta, allowing Minolta to resell the MicroPress worldwide through independent Minolta dealers as well as through dealerships owned by Minolta. In April 1999, we executed a development and distribution agreement with Hitachi. We are developing connectivity between the MicroPress and Hitachi's print device and this agreement provides for Hitachi's distribution of the finished product. We recently signed an agreement with Ricoh Corporation to develop connectivity of Ricoh's print devices to our MicroPress. This agreement will permit Ricoh to resell the MicroPress connected to its print devices. We are also actively seeking to enter into distribution agreements with other major print device manufacturers to access their dealer networks both within the United States and internationally.

     During fiscal 1997, Litho Development and Research accounted for 16.5% of our revenue. During fiscal 1998 and 1999, Mita accounted for 19.0% and 14.1% of our revenue. During the nine months ended October 31, 1999, Minolta accounted for 39.1% of our revenue. No other customer accounted for more than 10% of our revenue during any of those fiscal years or the nine month period.

     Sales to international customers represented 44.2% of revenue in fiscal 1997, 33.6% of revenue in fiscal 1998 and 33.7% of revenue in fiscal 1999. Sales to international customers in any region did not exceed 10% of revenue in any of the last three fiscal years, except that sales to European customers represented 29.4% of revenue in fiscal 1997 and sales to Japanese customers represented 22.7% of revenue in fiscal 1998 and 33.7% of revenue in fiscal 1999.

     As of October 31, 1999, T/R Systems maintained a marketing organization consisting of ten people responsible for market research, branding, advertising, public relations, events, strategic alliances, lead management and dealer communications. We rely upon industry specific research and customer interaction to assist in marketing planning. We create market awareness through advertising, public relations and trade shows. In May 1999 we began to offer a cooperative marketing program to independent dealers to create additional market awareness. We believe that our strategic alliances, including OEM relationships, also enhance market awareness. In addition, we intend to continue expanding market awareness of our products through consistent promotion of our T/R Systems, MicroPress, and Cluster Printing System brands in marketing events, advertising and public relations activities. We have a telemarketing operation that generates qualified leads for our dealers. Additionally, to improve dealer effectiveness and loyalty, we conduct dealer training and other support activities.

CUSTOMER SERVICE

     We believe that providing quality customer support to end users, dealers and OEM customers is critical to customer satisfaction. Dealers are considered the primary support contact for end users, with T/R Systems performing secondary support. We market a three-year service plan which entitles end users to call our customer support organization for assistance. We also offer training for MicroPress users at our offices and, for an additional fee, will provide training at a user's location.

RESEARCH AND DEVELOPMENT

     T/R Systems has devoted a significant amount of resources to research and development. At October 31, 1999, over one-third of our employees were employed in research and development. Research and development expenses were $2.6 million for the nine months ended October 31, 1999 and $3.2 million for fiscal 1999, $2.2 million for fiscal 1998 and $1.8 million for fiscal 1997.

     We believe the markets for our products are characterized by rapid change and that there are three factors critical to the success of our research and development efforts:

     - we must accelerate the rate of product line expansion in terms of device connectivity and system features;

     - we must continue to develop software applications and feature enhancements that leverage performance gains realized through the release of new generations of software and hardware; and

     - we must attract and retain qualified technical professionals.

INTELLECTUAL PROPERTY

     To be successful, we depend, in part, on proprietary technology in our products. We rely on a combination of patent, copyright, trade secret and trademark laws, nondisclosure and other contractual restrictions to protect our proprietary rights. Trade secret and copyright laws provide only limited protection of our software, documentation and other written materials. We hold 10 United States patents related to cluster printing and print engines and have filed for additional patents. We have also taken the following measures to protect our intellectual property and proprietary rights:

     - we enter into confidentiality and nondisclosure agreements with our employees, consultants and OEMs;

     - we limit access to, and distribution of, our software and other proprietary information; and

     - we employ hardware security devices and unique key codes to limit unauthorized use of our software.

     Despite the efforts we take to protect of our intellectual property, we cannot assure you that we will be able to protect it, and any failure to do so could harm our business.

COMPETITION

     T/R Systems' products compete with a variety of other digital document production systems. Competition in the print-on-demand market is based primarily on product performance and price as well as customer service. Some of our competitors, such as Xerox Corporation, Canon, Inc. and International Business Machines Corp., are substantially larger, with greater financial, technical, marketing and other resources, more established sales channels, greater name recognition and broader product lines than we have. Our present or future competitors could introduce products with the same or greater capabilities than ours. Further, these competitors have much greater financial resources than we do that could enable them to price competing products at prices less than we charge.

     We categorize our competitors into the following four groups:

          - the first group includes manufacturers such as Xerox and Canon, which currently offer digital copiers that operate as printers through the use of RIPs and controllers as well as host print computers;

          - the second group of competitors are the high-end electronic printing system vendors, which are currently selling systems primarily to commercial and large in-house printers;

          - third, there are RIP and controller board providers, whose products enable digital copiers to also function as printers. These companies typically operate as OEMs to major, international printing equipment companies; and

          - the final group includes companies that have products with similar features to our cluster printing system concept, including IBM.

     We believe that none of our competitors are dominant in the industry. Further, we do not believe that any of our competitors has a product that currently offers all of the capabilities of the MicroPress and is competitively priced. However, in the future, these or other competitors could develop similar or more advanced products than ours.

EMPLOYEES

     As of October 31, 1999, we had a total of 97 employees, substantially all of whom are full-time. Of our employees, 35 were in research and development and 40 were in sales and marketing and technical support, with the remaining 22 in operations, finance and administration. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We consider our relations with our employees to be good.

FACILITIES

     T/R Systems leases its principal facility, totaling approximately 52,000 square feet, in Norcross, Georgia under a lease expiring in March 2003. We also lease office space in Brussels, Belgium and Hilversum, The Netherlands. We anticipate that we will need additional space as our business expands and believe that we will be able to obtain suitable space on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently engaged in any legal proceedings that we expect would have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of T/R Systems, and their ages as of October 31, 1999, are as follows:

NAME                                AGE                        POSITION
----                                ---                        --------
Michael E. Kohlsdorf..............  44    President, Chief Executive Officer and Director
E. Neal Tompkins..................  55    Executive Vice President, Chief Technology Officer
                                          and Director
Lyle W. Newkirk...................  47    Vice President, Chief Financial Officer, Secretary
                                          and Treasurer
Charles K. Thackston..............  43    Senior Vice President, Sales and Marketing
Michael W. Barry..................  42    Senior Vice President, Development and Engineering
E. James White....................  55    Senior Vice President, Operations
Andrew Nathan.....................  45    Vice President, OEM Sales
Jack N. Bartholmae................  48    Vice President, Engineering
R. Dean Nolley....................  38    Vice President, North American Sales
Charles H. Phipps.................  72    Chairman of the Board
C. Harold Gaffin..................  60    Director
Philip T. Gianos..................  49    Director
Francis A. Rowe...................  75    Director

     Michael E. Kohlsdorf has served as our president, chief executive officer and a director since September 1996. From 1993 to September 1996, Mr. Kohlsdorf held a variety of positions at Brock Control Systems, Inc., a sales automation software company, now known as FirstWave Technologies, Inc., most recently serving as president, chief operating officer and chief financial officer.

     E. Neal Tompkins is a co-founder of T/R Systems and has served as a director and our chief technology officer since our founding in September 1991. Mr. Tompkins served as our president from September 1991 until September 1996, and has served as our executive vice president since that date.

     Lyle W. Newkirk joined us in September 1997 and has served as our vice president, chief financial officer, secretary and treasurer since November 1997. From 1992 to September 1997, Mr. Newkirk held various positions with Peachtree Software, Inc., a maker of accounting software, which became a subsidiary of Automatic Data Processing, Inc., most recently serving as vice president and chief financial officer.

     Charles K. Thackston has served as our senior vice president, sales and marketing since September 1998. From December 1996 to September 1998, Mr. Thackston served as our vice president, marketing. From April 1995 to December 1996, Mr. Thackston served as vice president of marketing and director of sales operations at Brock. From 1988 to April 1995, Mr. Thackston held various positions with Datalogix International, Inc., a maker of process manufacturing software, most recently serving as vice president.

     Michael W. Barry has served as our senior vice president, development and engineering since August 1998. From July 1995 to August 1998, Mr. Barry served as our vice president of systems development. Before that, he served as our director of systems development from our founding in September 1991 until July 1995.

     E. James White has served as our senior vice president, operations since September 1999. From June 1995 to July 1999, Mr. White served as vice president, operations at Checkmate Electronics, a manufacturer of payment automation equipment. Before that, he was director of operations at Solectron Technology, Inc., a manufacturer of printed circuit boards, from May 1993 to April 1995.

     Andrew Nathan has served as our vice president, OEM sales since January 1999. From August 1997 to January 1999, Mr. Nathan served as our vice president, sales. From 1994 until joining us, Mr. Nathan held various positions at First Image Management, a data imaging, micrographics and electronic database management company, which was a subsidiary of First Data Corporation, most recently serving as senior vice president and general manager of the demand publishing division.

     Jack N. Bartholmae has served as our vice president, engineering since November 1995 and as our director of engineering from April 1994 to November 1995. Before that, he served as our director of electrical engineering from our founding in September 1991 until April 1994.

     R. Dean Nolley has served as our vice president, North American sales since January 1999. Before joining us, Mr. Nolley served as vice president of sales, North America for Colorbus Inc., a maker of network print servers, from June 1997 until January 1999. From September 1996 until June 1997, Mr. Nolley owned and operated Digital Imagination, a specialized sports imaging business. From August 1983 to September 1996, Mr. Nolley held sales positions with Eastman Kodak Company, a developer, manufacturer and marketer of imaging products.

     Charles H. Phipps has served as chairman of the board and as a director since 1994. Mr. Phipps has been a general partner of Sevin Rosen funds, a group of venture capital funds, for twelve years.

     C. Harold Gaffin has served as a director since 1994. Mr. Gaffin has been the director, School of Printing Management and Sciences at the Rochester Institute of Technology since 1994.

     Philip T. Gianos has served as a director since February 1996. Since 1982, Mr. Gianos has been a general partner of InterWest Partners, a group of venture capital funds. Mr. Gianos currently serves as a director of Xilinx Inc. and Ramp Networks, Inc.

     Francis A. Rowe is a co-founder of T/R Systems and has served as a director since our founding in September 1991 and as an executive from inception until his retirement. Mr. Rowe served as our chief executive officer from our founding in September 1991 until September 1996. Mr. Rowe retired in August 1997 from the position of senior vice president.

     Each director was elected under a shareholders' agreement among T/R Systems and the holders of some series of our preferred stock. This agreement will not continue in effect after this offering.

     Officers are chosen by, and serve at the discretion of, the board of directors. There are no family relationships among our directors and executive officers.

CLASSIFICATION OF DIRECTORS

     Our bylaws provide for a staggered board of directors. The six directors comprising T/R Systems' board of directors are divided into three classes:

     - Messrs. Rowe and Phipps are designated as class I directors whose initial term will expire at the annual meeting of shareholders to be held in 2000;

     - Messrs. Tompkins and Gianos are designated as class II directors whose initial term will expire at the annual meeting of shareholders to be held in 2001; and

     - Messrs. Kohlsdorf and Gaffin are designated as class III directors whose initial term will expire at the annual meeting of shareholders to be held in 2002.

After their initial term following this offering, directors in each class will serve for a term of three years. Our directors may be removed during their term only for cause and only by a majority of the other directors or by a vote of shareholders holding 80% of our voting power.

BOARD COMMITTEES

     Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent public accountants. The audit committee currently consists of Messrs. Gaffin and Phipps.

     Our compensation committee reviews and recommends to the board of directors the compensation and benefits of our executive officers and, together with the board of directors, administers some of our stock option plans. The compensation committee currently consists of Messrs. Gaffin and Gianos.

DIRECTOR COMPENSATION

     Directors currently do not receive any cash compensation for their services as members of the board of directors. Mr. Gaffin is reimbursed for expenses associated with attendance at meetings of the board of directors.

     Following this offering, directors who are not executive officers of T/R Systems will be paid $9,000 annually; additionally, directors who serve on any committee will be paid another $3,000 annually. Directors will be reimbursed for reasonable travel expenses. In addition, T/R Systems grants each outside director an annual option to purchase up to 15,000 shares of our common stock, which will vest over a three year term.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Neither of the members of our compensation committee was at any time during fiscal 1999, or any other time, an officer or employee of T/R Systems. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table presents the compensation earned by our chief executive officer and our other four most highly compensated executive officers whose salary and bonus for the year ended January 31, 1999 were in excess of $100,000, referred to as the named executive officers. All other compensation consists of matching contributions to our 401(k) plan.

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                                COMPENSATION
                                                                   AWARDS
                                                                ------------
                                         ANNUAL COMPENSATION     SECURITIES
                                         --------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR   SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
---------------------------       ----   ---------   --------   ------------   ---------------
Michael E. Kohlsdorf............  1999   $200,000    $33,333           --          $  242
  President and Chief Executive
  Officer
E. Neal Tompkins................  1999    150,000     25,000           --           2,482
  Executive Vice President and
  Chief Technology Officer
Charles K. Thackston............  1999    137,417     15,667       15,152           2,618
  Senior Vice President, Sales
  and Marketing
Michael W. Barry................  1999    141,558     15,000       15,152           2,326
  Senior Vice President,
  Development and Engineering
Andrew Nathan...................  1999    120,000     36,000           --              --
  Vice President, OEM Sales

OPTION GRANTS IN LAST FISCAL YEAR

     The following table presents each grant of stock options made to each of the named executive officers during the fiscal year ended January 31, 1999. These options vest ratably over four years commencing on the first anniversary of the date of grant and the exercise price per share of each option was equal to the fair market value of the common stock on the date of grant, as determined by our board of directors.

     Potential realizable value is calculated assuming that the stock price on the date of grant appreciates at the indicated rate compounded annually until the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. Based on the initial offering price, the actual appreciation exceeds these values.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                             --------------------------------------------------      VALUE AT ASSUMED
                             NUMBER OF        % OF        EXERCISE                ANNUAL RATES OF STOCK
                             SECURITIES   TOTAL OPTIONS      OR                   PRICE APPRECIATION FOR
                             UNDERLYING    GRANTED TO       BASE                       OPTION TERM
                              OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   ----------------------
NAME                         GRANTED(#)    FISCAL YEAR     ($/SH)       DATE        5%($)       10%($)
----                         ----------   -------------   --------   ----------   ---------   ----------
Michael E. Kohlsdorf.......        --           --             --           --          --           --
E. Neal Tompkins...........        --           --             --           --          --           --
Charles K. Thackston.......    15,152          9.4%         $4.95      9/10/08     $47,169     $119,535
Michael W. Barry...........    15,152          9.4           4.95     11/17/08      47,169      119,535
Andrew Nathan..............        --           --             --           --          --           --

OPTION EXERCISES AND YEAR END OPTION VALUES

     The following table presents option exercises and the value realized from those exercises during fiscal 1999, as well as unexercised options that were held at the end of fiscal 1999 by each named executive officer. The value realized represents the aggregate market value of the underlying securities on the exercise date, as determined by the board of directors, minus the aggregate exercise price paid for those shares. Also presented is the value of in-the-money options, which represents the aggregate market value of the underlying securities at fiscal year-end January 31, 1999, $4.95 per share, as determined by the board of directors, minus the aggregate exercise price payable for those shares.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                    NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                         SHARES       VALUE         OPTIONS AT FY-END(#)               AT FY-END($)
                       ACQUIRED ON   REALIZED   -----------------------------   ---------------------------
NAME                   EXERCISE(#)     ($)      EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                   -----------   --------   ------------   --------------   -----------   -------------
Michael E.
Kohlsdorf............        --            --     222,273         303,182        $915,765      $1,249,110
E. Neal Tompkins.....        --            --     107,878          28,485         444,457         117,358
Charles K.
  Thackston..........        --            --      45,454          72,728         187,270         237,213
Michael W. Barry.....    24,242      $105,877      81,362          54,396         360,005         162,443
Andrew Nathan........        --            --      18,181          54,546          74,906         224,730

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Michael E. Kohlsdorf and E. Neal Tompkins.

     Under our agreement with Mr. Kohlsdorf, he is entitled to receive a base salary and an annual bonus of up to 50% of his base salary dependent upon T/R Systems achieving objectives approved by the board of directors. Mr. Kohlsdorf's base salary is currently $225,000. Under his employment agreement, we granted Mr. Kohlsdorf an option to purchase 363,636 shares of common stock at an exercise price of $0.83 per share in September 1996. In November 1997, we granted Mr. Kohlsdorf an option to purchase an additional 161,819 shares of common stock also at an exercise price of $0.83 per share. If we terminate Mr. Kohlsdorf's employment, all unvested options held by Mr. Kohlsdorf will continue to vest for one year following his termination and he will be paid his base salary for one year from the date of his termination.

     Under Mr. Tompkins' employment agreement, he is entitled to receive a base salary and an annual bonus which is determined based on our operating results, and is entitled to participate in all of our benefit plans. Mr. Tompkins' employment agreement had an initial term of five years, and is renewed annually unless otherwise terminated. Under this employment agreement, Mr. Tompkins is prohibited from competing, directly or indirectly, with the business of T/R Systems in the United States, Europe and Japan. He is also generally prohibited from soliciting employees or customers of T/R Systems during the term of the agreement and for one year following the termination of the agreement. If we terminate Mr. Tompkins' employment for breaches of the agreement, fraud or misappropriation of our assets, we will pay his base salary through the last day of the calendar month in which the termination occurs. In that case, Mr. Tompkins is entitled to receive his performance-based bonus earned to date, but all unvested stock options are forfeited. If we otherwise terminate Mr. Tompkins' employment, all his options to purchase shares of our common stock immediately vest.

STOCK OPTION PLANS

  1992 Stock Option Plan, 1994 Stock Option Plan and 1995 Stock Option Plan

     Our 1992 stock option plan was adopted by the board of directors in March 1992 and provides for issuance of 833,939 shares of common stock. Our 1994 stock option plan was adopted by the board of directors in March 1994 and provides for issuance of 378,182 shares of common stock. Our 1995 stock option plan was adopted by the board of directors in January 1996. The board of directors originally authorized 1,000,000 shares of common stock for issuance under the 1995 plan. In December 1997, the board of directors authorized an additional 606,061 shares, bringing the aggregate number of shares issuable under the 1995 plan to 1,606,061.

     These plans provide for the grant of incentive stock options under Section 422 of the Internal Revenue Code and for the grant of nonqualified stock options to officers and key employees of T/R Systems. Each plan provides that it will be governed by a committee appointed by the board of directors consisting of three or more members, or if no committee is appointed, by the board of directors. Presently, the plans are administered by the compensation committee of the board of directors.

     The terms of the stock options granted under the plans may not exceed ten years. The exercise price of options granted under the plans is determined by the board of directors. The exercise price of incentive stock options granted under the plans may not be less than the fair market value on the date the option is granted. The exercise price of nonqualified stock options may not be less than 85% of the fair market value on the date the option is granted.

     Options granted under these plans vest at the rate specified in each option agreement, which historically have specified vesting ratably over four years. No stock option may be transferred by the participant other than by will or the laws of descent and distribution. A participant whose relationship with T/R Systems ceases for any reason other than discharge for cause, or for any reason under the 1995 plan, may exercise options in the period determined to be appropriate by the board of directors. Options may be exercised up to one year from the date of a participant's termination as a result of disability.

     The fair market value of the common stock at the date of the grant of incentive stock options under any of these plans and options granted under any other stock option plan may not exceed $100,000 in the first year that those options can be exercised.

     In the case of incentive stock options granted to a person who holds more than 10% of the voting power of our stock, the exercise price of those options cannot be lower than 110% of the fair market value of our common stock on the date of grant. The term of incentive stock options granted to these shareholders cannot exceed five years.

     If any option issued under the plans lapses or terminates due to its terms, due to an employee termination or as a result of repurchase by us, the shares subject to that option will be available for future grant.

     If a change of control of T/R Systems occurs and the board of directors does not determine before that change of control that acceleration of options should not occur, each option granted under these plans more than six months before the change of control will be immediately exercisable.

     If a participant under the 1994 plan becomes employed by an entity in direct competition with us, we have the right to purchase, at the current fair market value, all shares of stock that the participant may have acquired under the 1994 plan. We must exercise this right within ten days of learning of that participant's subsequent employment.

     As of January 18, 2000, options to purchase 1,418,214 shares of common stock were outstanding under these plans and 5,953 shares of common stock remained available for future grant. Assuming the closing of this offering, T/R Systems does not intend to grant any additional options under these plans.

  1999 Stock Option Plan

     Our 1999 stock option plan was adopted by the board of directors on September 23, 1999 and provides for issuance of 909,091 shares of common stock. As of January 18, 2000, options to purchase 15,000 shares have been granted under this plan.

     This plan provides for the grant of incentive stock options under Section 422 of the Internal Revenue Code, and for the grant of nonqualified stock options to key employees and directors of T/R Systems. The plan provides that it will be administered by the board of directors or a committee consisting of not less than two of its members.

     The terms of the stock options granted under the plan may not exceed ten years, or five years in the case of incentive stock options granted to an employee who owns more than 10% of the voting power of our stock. The exercise price of options granted under the plan is determined by the board of directors. The exercise price of options granted under the plan may not be less than the fair market value on the date the option is granted.

     Each grant will specify the periods of continuous service by the participant that is necessary before the option or installments will become exercisable and may provide for earlier exercise including, in the event of a change of control of T/R Systems or similar event. Except as otherwise determined by the board of directors, no option may be transferred by the participant other than by will or the laws of descent and distribution.

     To qualify as incentive stock options under the Internal Revenue Code, the fair market value of the common stock that may be acquired from the exercise of incentive stock options granted under the plan and options granted under any other stock option plan during any calendar year may not exceed $100,000 in the first year that those options can be exercised. In the case of incentive stock options granted to a person who holds more than 10% of the voting power of our stock, the exercise price of those options cannot be lower than 110% of the fair market value of our common stock on the date of grant.

     If any option issued under the plan expires or is canceled or terminates, the shares subject to that option will be available for future grant. No participant may be granted options for more than 303,030 shares in any calendar year.

     Options may be exercised by payment in cash or other consideration acceptable to T/R Systems, by transfer of shares owned by the participant for at least six months or a combination of those methods.

     The plan provides that the board of directors may adjust the option price and number of shares covered by outstanding options as a result of stock splits, recapitalizations, mergers and similar events. In addition, the board of directors may amend the plan from time to time, but if required by Nasdaq, any amendment will be subject to shareholder approval. In no event will any amendment which would impair the rights of a participant be made without the participant's approval, nor will an amendment to increase the number of shares available under the plan be made without shareholder approval. No options may be granted under this plan after September 23, 2009, but awards granted before that date may extend beyond it.

  1994 Associates Stock Option Plan

     Our 1994 associates stock option plan, referred to as the associates plan, was adopted by the board of directors in October 1994. The board of directors has authorized an aggregate of 30,303 shares of common stock for issuance under the associates plan.

     The associates plan provides for the grant of non-qualified stock options to key associates of T/R Systems, including non-employee members of the board of directors. The associates plan provides that it will be governed by the board of directors.

     The terms of the stock options granted under the associates plan may not exceed ten years. The exercise price of options granted under the associates plan is determined by the board of directors.

     Options granted under the associates plan vest at the rate specified in each participant's option agreement. No stock option may be transferred by the participant other than by will or the laws of descent and distribution. A participant whose relationship with T/R Systems ceases for any reason other than death may exercise options within three months of the termination of the participant's relationship with T/R Systems. Options may be exercised up to one year from the date of a participant's termination by T/R Systems as a result of death.

     If any option issued under the associates plan lapses or terminates due to its terms, due to termination or as a result of repurchase of that option, the shares subject to that option shall be available for future grant.

     As of January 18, 2000, we had granted options to purchase 26,061 shares of common stock under the associates plan and an additional 4,242 remained available for future grant. Of the options granted, options to purchase 14,697 shares of common stock were outstanding and options to purchase 11,364 shares of common stock had been exercised. The associates plan will terminate in October 2004 unless the board of directors takes action to terminate it sooner.

                           RELATED PARTY TRANSACTIONS

     Mr. Gaffin, one of our directors, received options to purchase 6,061 shares of common stock at $.083 per share under the associates plan on December 4, 1997.

     In connection with Mr. Rowe's retirement as an officer on August 31, 1997, we accelerated vesting and extended the exercisability of options to purchase 113,939 shares of our common stock with an exercise price of $0.83 per share. Mr. Rowe exercised these options in March 1998.

     In connection with the sale of our series B preferred stock in January 1996, the purchasers were furnished with a business plan that contained some assumptions of future performance which later proved to be inaccurate. In consideration of the release of any potential claims by the purchasers, T/R Systems amended the terms of the series B preferred stock so that it would convert into common stock on the basis of 0.773 shares of common stock for each share of series B preferred stock instead of on a 0.606-for-one basis. The following directors and greater than 5% shareholders are beneficial owners of our series B preferred stock:

     - David J. Bellet and entities affiliated with Crown Advisors, Ltd., a principal shareholder of T/R Systems, beneficially own 508,200 shares of series B preferred stock.

     - Entities affiliated with InterWest Management Partners V, L.P., a principal shareholder of T/R Systems, beneficially own 1,176,475 shares of Series B preferred stock. Philip T. Gianos, a director of T/R Systems, is a general partner of the InterWest funds.

     - Entities affiliated with Sevin Rosen Funds IV L.P., a principal shareholder of T/R Systems, beneficially own 380,395 shares of series B preferred stock. Charles H. Phipps, a director of T/R Systems, is a general partner of Sevin Rosen Funds IV L.P.

     - Noro-Moseley Partners II, L.P., a principal shareholder of T/R Systems, beneficially owns 380,395 shares of series B preferred stock.

     - Aperture Associates, L.P., a principal shareholder of T/R Systems, beneficially owns 380,395 shares of series B preferred stock.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following tables present information about the beneficial ownership of our common stock as of January 18, 2000, as adjusted to reflect the sale of shares of common stock in this offering, by:

     - each of our directors;

     - each named executive officer;

     - all of our directors and executive officers as a group;

     - each other person or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock; and

     - the selling shareholder.

     Percentage of beneficial ownership is based on:

     - 8,853,234 shares outstanding as of January 18, 2000; and

     - 11,733,234 shares outstanding after completion of this offering.

     All options exercisable within 60 days of January 18, 2000 are reported as currently exercisable. The shares issuable under these options are treated as if outstanding for computing the percentage ownership of the person holding these options but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

     This table assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise the over-allotment option in full, some of our shareholders will sell an additional 450,000 shares of common stock. Information about these shareholders, their holdings and the number of shares they would sell under these circumstances is included in the over-allotment selling shareholder table below.

     Except as otherwise indicated, the shareholders listed in the tables have sole voting and investment powers over the common stock owned by them. Beneficial ownership is determined under the rules of the Securities and Exchange Commission. Unless otherwise specified, the address of each of the individuals or entities named below is: c/o T/R Systems, Inc., 1300 Oakbrook Drive, Norcross, Georgia 30093.

                                      SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                         OWNED BEFORE                           OWNED AFTER
                                         THE OFFERING         NUMBER OF        THE OFFERING
                                      -------------------      SHARES       -------------------
NAME OF BENEFICIAL OWNER               NUMBER     PERCENT   BEING OFFERED    NUMBER     PERCENT
------------------------              ---------   -------   -------------   ---------   -------
DIRECTORS AND EXECUTIVE OFFICERS
Charles H. Phipps(1)................  1,551,380    17.5%            --      1,551,380    13.2%
Philip T. Gianos(2).................  1,026,869    11.6             --      1,026,869     8.8
Francis A. Rowe(3)..................    689,400     7.8        120,000        569,400     4.9
E. Neal Tompkins(4).................    557,926     6.2             --        557,926     4.7
Michael E. Kohlsdorf(5).............    372,624     4.1             --        372,624     3.1
Michael W. Barry(6).................    166,512     1.9             --        166,512     1.4
Charles K. Thackston(7).............     75,000     0.8             --         75,000     0.6
Andrew Nathan(8)....................     36,363     0.4             --         36,363     0.3
C. Harold Gaffin(9).................     18,179     0.2             --         18,179     0.2
Directors and executive officers as
  a group (13 persons)(10)..........  4,632,127    49.2        120,000      4,512,127    36.7

                                      SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                         OWNED BEFORE                           OWNED AFTER
                                         THE OFFERING         NUMBER OF        THE OFFERING
                                      -------------------      SHARES       -------------------
NAME OF BENEFICIAL OWNER               NUMBER     PERCENT   BEING OFFERED    NUMBER     PERCENT
------------------------              ---------   -------   -------------   ---------   -------
OTHER 5% SHAREHOLDERS
Entities affiliated with Sevin Rosen
  Funds IV L.P.(1)..................  1,551,380    17.5%            --      1,551,380    13.2%
Noro-Moseley Partners II,
  L.P.(11)..........................  1,393,537    15.7             --      1,393,537    11.9
Aperture Associates, L.P.(12).......  1,153,536    13.0             --      1,153,536     9.8
Entities affiliated with InterWest
  Management Partners V, L.P.(2)....  1,026,869    11.6             --      1,026,869     8.8
Entities affiliated with Crown
  Advisors, Ltd.(13)................    620,503     7.0             --        620,503     5.3

-------------------------

 (1) Includes:

     - 3,030 shares held by Sevin Rosen Bayless Management Co. Mr. Phipps is a vice president and principal shareholder of Sevin Rosen Bayless; and

     - 1,548,350 shares held by Sevin Rosen Funds IV L.P. Mr. Phipps is a general partner of these funds. As a general partner, Mr. Phipps has shared voting and dispositive power over these shares.

     Mr. Phipps disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest. The address of Mr. Phipps and the Sevin Rosen funds is Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, Texas 75240.

 (2) Consists of:

     - 1,020,448 shares held by InterWest Partners V, L.P.; and

     - 6,421 shares held by InterWest Investors V.

     Mr. Gianos is a general partner of InterWest Management Partners V, L.P., the general partner of Interest Partners V, L.P. As a general partner, Mr. Gianos has shared voting and dispositive power over the shares held by these funds. Some of the general partners of InterWest Management Partners are general partners of InterWest Investors. Mr. Gianos disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest. The address of Mr. Gianos and the InterWest funds is 3000 Sand Hill Road, No. 3-255, Menlo Park, California 94025.

 (3) Includes 659,097 shares held by Mr. Rowe and his wife as joint tenants. Mr. Rowe has shared voting and dispositive power over these shares.

 (4) Includes:

     - 100,000 shares issuable upon exercise of options exercisable within 60 days of January 18, 2000;

     - 9,090 shares held by Mr. Tompkins and his wife as joint tenants;

     - 170,049 shares held by Mr. Tompkins' wife; and

     - 30,303 shares held by Mr. Tompkins' daughter.

 (5) Includes 234,242 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (6) Includes 102,878 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (7) Includes 37,728 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (8) Consists of 36,363 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (9) Includes 6,818 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

(10) Includes 567,434 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000. See also footnotes (1) through (9) above.

(11) The address of Noro-Moseley is 9 North Parkway Square, 4200 Northside Parkway, N.W., Atlanta, Georgia 30327.

(12) The address of Aperture Associates, L.P. is 505 Montgomery Street, 21st Floor, San Francisco, California 94111.

(13) Includes:

     - 151,913 shares held by Crown Trust and 48,484 shares held by Parson Finance Limited. David F. Bellet is the chairman of these funds' administrators;

     - 197,171 shares held by Crown Associates III, L.P., 94,000 shares held by Crown Glynn Associates, L.P. and 72,727 shares held by Crown Growth Partners, L.P. Mr. Bellet is a general partner of the general partners of these entities;

     - 6,060 shares held by Roundtable Associates, L.L.C., of which Mr. Bellet is a managing member; and

     - 50,148 shares held by Mr. Bellet.

     Except for the shares held directly by Mr. Bellet, he has shared voting and dispositive power over the shares and disclaims beneficial ownership except to the extent of his pecuniary interest. The address of each of Mr. Bellet and the Crown entities is The Lincoln Building, Suite 3405, 60 East 42nd Street, New York, New York 10165.

     The following over-allotment selling shareholder table assumes that the underwriters exercise their over-allotment option in full. If that happens, the shareholders named below will be obligated to sell the number of shares indicated below to the underwriters, and after the offering will beneficially own the number of shares indicated below. We cannot assure you that the underwriters will exercise this option.

                                      SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                         OWNED BEFORE                           OWNED AFTER
                                         THE OFFERING         NUMBER OF        THE OFFERING
                                      -------------------      SHARES       -------------------
NAME OF BENEFICIAL OWNER               NUMBER     PERCENT   BEING OFFERED    NUMBER     PERCENT
------------------------              ---------   -------   -------------   ---------   -------
DIRECTORS AND EXECUTIVE OFFICERS
E. Neal Tompkins(1).................    557,926     6.2%        27,081        530,845     4.5%
Michael E. Kohlsdorf(2).............    372,624     4.1         27,081        345,543     2.9
Michael W. Barry(3).................    166,512     1.9          8,124        158,388     1.3
Charles K. Thackston(4).............     75,000     0.8         10,832         64,168     0.5
Jack N. Bartholmae(5)...............    103,028     1.2          5,416         97,612     0.8
OTHER 5% SHAREHOLDERS
Noro-Moseley Partners II, L.P.(6)...  1,393,537    15.7        216,647      1,176,890    10.0
OTHER SHAREHOLDERS
Family Investments, LLC.............    133,240     1.5        119,073         14,167     0.1
Donald F. Greene....................     61,473     0.7         18,415         43,058     0.4
Keith J. Bradley(7).................     59,391     0.7          5,416         53,975     0.5
James Bessen........................      6,060     0.1          5,416            644     0.0
Gregory A. Chatham(8)...............     30,302     0.3          2,166         28,136     0.2
James W. O'Brien(9).................     33,029     0.4          1,354         31,675     0.3
Ricky L. Berry(10)..................     13,787     0.2            271         13,516     0.1
Daniel Slayton(11)..................    136,866     1.5          2,708        134,158     1.1
                                                              --------
          Total.....................                           450,000

-------------------------

 (1)  Includes:

     - 100,000 shares issuable upon exercise of options exercisable within 60 days of January 18, 2000;

     - 9,090 shares held by Mr. Tompkins and his wife as joint tenants;

     - 170,049 shares held by Mr. Tompkins' wife; and

     - 30,303 shares held by Mr. Tompkins' daughter.

 (2) Includes 234,242 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (3) Includes 102,878 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (4) Includes 37,728 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (5) Includes 24,242 shares of common stock issuable upon exercise of options within 60 days of January 18, 2000.

 (6) The address of Noro-Moseley is 9 North Parkway Square, 4200 Northside Parkway, N.W., Atlanta, Georgia 30327.

 (7) Includes 1,212 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (8) Includes 21,576 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

 (9) Includes 2,727 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

(10) Includes 11,363 shares of common stock issuable upon exercise of options exercisable within 60 days of January 18, 2000.

(11) Includes 109,745 shares held by Slayton & Associates, of which Mr. Slayton is the sole shareholder.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of T/R Systems currently consists of 88,000,000 shares of common stock, and 12,000,000 shares of preferred stock consisting of:

     - 4,799,999 shares of series A preferred stock, all of which are outstanding;

     - 2,961,585 shares of series B preferred stock, all of which are outstanding;

     - 1,215,500 shares of series C preferred stock, all of which are outstanding;

     - 222,222 shares of series D preferred stock, all of which are outstanding; and

     - 2,800,694 shares of undesignated preferred stock.

Our stock was held of record by 128 shareholders on January 18, 2000.

     Before the closing of this offering, all of our outstanding shares of preferred stock will be converted into common stock. The remainder of this section describes the provisions of our articles of incorporation and bylaws after giving effect to the conversion of our preferred stock into common stock.

     Upon the closing of the offering, the authorized capital stock of T/R Systems will consist of:

     - 88,000,000 shares of common stock; and

     - 12,000,000 shares of preferred stock, of which 2,800,694 shares are undesignated and remain available for issuance.

     After giving effect to this offering and based upon our outstanding stock, there will be 11,733,234 shares of common stock outstanding, excluding shares of common stock reserved for issuance upon the exercise of options granted under our stock option plans. All of these shares will be fully paid and nonassessable. No shares of preferred stock will be outstanding at the closing of this offering.

COMMON STOCK

     Holders of common stock are entitled to one vote per share in all matters to be voted upon by shareholders and do not have cumulative voting rights. Subject to rights of any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds. Upon a liquidation, dissolution or winding up of T/R Systems, holders of common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities and any preference payments on any outstanding preferred stock.

     Holders of common stock have no preemptive rights or other subscription rights and no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which T/R Systems may issue in the future.

PREFERRED STOCK

     Our board of directors is authorized, without any further vote or action by the shareholders, to issue up to 2,800,694 shares of preferred stock in one or more series and to fix, before issuance, the number of shares to be included in any series. The board of directors can also designate the relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of any series.

     Our board of directors has the authority to determine any of the following for each series:

     - the number of shares of that series and the designation to distinguish the shares of that series from any other series;

     - the voting powers, and whether the voting powers are limited in any series;

     - the redemption provisions applicable to that series, including the redemption price or prices to be paid;

     - whether or not any dividends will be cumulative, the dividend rate of that series, and the dates and preferences of dividends on that series;

     - the rights of that series upon our voluntary or involuntary dissolution, or upon any distribution of our assets;

     - any provisions permitting the shares of that series to be converted into, or exchanged for, shares of any other class or any other series of the same or any other class of stock, or any other security, of T/R Systems or any other corporation, and the prices or the applicable rates of exchange;

     - any right to subscribe for or to purchase any of our securities or those of any other corporation;

     - any provisions of a sinking fund applicable to that series; and

     - any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions.

     The issuance of preferred stock could adversely affect the rights of holders of common stock. For example, the issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance could have the effect of delaying or preventing a change in control of T/R Systems and could make the removal of our present management more difficult. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue shares of preferred stock.

ANTITAKEOVER EFFECTS OF GEORGIA LAW PROVISIONS

 Fair Price Provisions

     T/R Systems has elected in its bylaws to be subject to the fair price provisions of the Georgia Business Corporation Code, referred to as the GBCC. These provisions require that some business combinations between a Georgia corporation and an interested shareholder or its affiliates be:

     - unanimously approved by continuing directors who must constitute at least three members of the board of directors at the time of the approval; or

     - recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, unless fair price criteria are met.

     Business Combinations Under the Fair Price Provisions

     For the purposes of these provisions, a business combination includes:

     - any merger of T/R Systems or our subsidiaries;

     - any share exchange;

     - any sale, lease, transfer or other disposition of assets by us or any of our subsidiaries in a transaction or series of transactions occurring within a twelve-month period and having an aggregate book value equal to 10% or more of our net assets;

     - the issuance or transfer by us or any of our subsidiaries of any equity securities of T/R Systems or any subsidiary in a transaction or series of transactions occurring within a twelve-month period and having an aggregate market value of five percent or more of the total market value of our outstanding stock, except through the exercise of warrants or rights offered pro rata to all holders of our voting securities;

     - the adoption of any plan or proposal for our liquidation or dissolution in which anything other than cash will be received by an interested shareholder or its affiliates; and

     - any transaction or series of transactions occurring within a twelve-month period which has the effect of increasing by 5% or more the proportionate amount of shares of any class or series of equity securities of T/R Systems or any of our subsidiaries that is beneficially owned by an interested shareholder or its affiliates.

     Interested Shareholders Under the Fair Price Provisions

     An interested shareholder is defined by the GBCC to include:

     - any person that, with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting power of a corporation; or

     - any person that is an affiliate of the corporation and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the voting power of the corporation.

     Continuing Directors Under the Fair Price Provisions

     A continuing director includes:

     - any director who is not an affiliate or associate of an interested shareholder or its affiliates and who was a director before the shareholder becoming an interested shareholder; and

     - any successor of that director who is not an affiliate or associate of an interested shareholder or its affiliates and who is recommended or elected by a majority of continuing directors.

     When the Fair Price Provisions Do Not Apply

     The fair price provisions do not restrict a business combination if:

     - the aggregate amount of the cash, and fair market value of any non-cash property, to be received per share by the shareholders in the business combination is at least equal to the highest of:

        - the highest per share price, including brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it within two years before the public announcement of the business combination, referred to as the announcement date, or in the transaction in which it became an interested shareholder;

        - the higher of the fair market value per share as determined on the announcement date or the date on which the interested shareholder first became an interested shareholder; or

        - in the case of shares other than common shares, the highest amount per share to which preferred shareholders are entitled in the event of liquidation, dissolution or winding up of the corporation, but only if the interested shareholder acquired the preferred shares within the two-year period immediately before the announcement date; and

     - shareholders receive cash or the form of consideration used in the past by the interested shareholder to purchase the largest number of shares of the same class or series.

     In addition, during the period after the shareholder became an interested shareholder and before the consummation of the business combination, without the approval of a majority of the continuing directors, there generally may not have been:

     - a failure to declare and pay full dividends on the corporation's outstanding preferred shares;

     - a reduction in the annual rate of dividends paid on common shares, except to reflect any subdivision of the shares;

     - an increase in the annual rate of dividends to reflect any reclassification of shares which has the effect of reducing the number of outstanding shares; and

     - more than a 1% increase in the interested shareholder's ownership of any class or series of the corporation's shares in any twelve-month period.

     An interested shareholder generally may not have received a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries. The fair price provisions do not apply if a shareholder has been an interested shareholder for three years and has not increased its percentage interest in any class or series of shares by more than 1% in any twelve-month period.

 Business Combination Provisions

     We have also elected in our bylaws to be subject to the business combination provisions of the GBCC. These provisions generally prohibit business combinations between a Georgia corporation with at least 100 beneficial owners in Georgia and that meets other criteria, and an interested shareholder or its affiliates for a period of five years after the shareholder becomes an interested shareholder of the corporation. During that five-year period, these provisions prohibit any business combination with an interested shareholder unless:

     - before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction by which the shareholder became an interested shareholder;

     - in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the corporation which was not held by directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation; or

     - after becoming an interested shareholder, that shareholder acquired additional shares resulting in that shareholder owning at least 90% of the outstanding voting stock of the corporation, excluding specified shares, and the business combination is approved by a majority of voting stock not held by the interested shareholder, directors, officers, their affiliates, subsidiaries or specified employee stock plans of the corporation.

     Business Combinations

     For the purposes of these provisions, a business combination includes:

     - any merger or consolidation of T/R Systems or any of our subsidiaries;

     - any sale, lease, transfer or other disposition of our assets or those of any of our subsidiaries in a transaction or series of transactions having an aggregate book value of 10% or more of our net assets;

     - the issuance or transfer by us or any of our subsidiaries of any of our or their equity securities in a transaction or series of transactions having an aggregate market value of 5% or more of the total market value of our outstanding stock, except through the exercise of warrants or rights offered pro rata to all holders of voting securities, or the exercise or conversion of securities outstanding before the shareholder became an interested shareholder;

     - the adoption of any plan or proposal for our liquidation or dissolution;

     - any transaction which has the effect of increasing by 5% or more the proportionate amount of shares of any class or series of our equity securities which is beneficially owned by the interested shareholder or its affiliates;

     - other than in the ordinary course of business, the receipt by an interested shareholder, except proportionally as a shareholder, of any benefit from any loan, advance, guarantee, pledge, financial benefit, tax credit or tax advantage from us; and

     - any share exchange.

     When the Business Combination Provisions Do Not Apply

     The restrictions on business combinations do not apply to:

     - any person who was an interested shareholder before the adoption of the bylaw which made the provisions applicable to the corporation; or

     - any person who becomes an interested shareholder inadvertently, subsequently divests sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder, have been an interested shareholder but for the inadvertent acquisition.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BYLAWS

     Our charter and bylaws contain a number of provisions relating to corporate governance and the rights of shareholders that could have a potential anti-takeover effect. These provisions may delay or prevent a change of control of T/R Systems. These provisions include:

     - the classification of our board of directors into three classes, each class serving for a staggered three-year term;

     - the requirement that shareholders may remove directors only for cause and only by the affirmative vote of at least 80% of our voting stock;

     - the authority of our board of directors to issue series of preferred stock with voting rights and other provisions as the board of directors may determine;

     - the requirement that shareholder action can be taken only at an annual or special meeting of shareholders and prohibiting shareholder action by written consent in lieu of a meeting;

     - an advance notice procedure for shareholders to make nominations of candidates for election as directors;

     - the requirement that a special shareholders' meeting may only be called by the chairman of the board or at the direction of the majority of the board of directors, and not by shareholders; and

     - a requirement that a vote of at least 80% of our voting stock is required to amend provisions of the charter and bylaws relating to:

          - the classification of the board of directors and removal of directors;

          - special meetings of shareholders and the order of business of shareholder meetings;

          - nominations of directors to fill vacancies or newly created directorships; or

          - the election to be subject to the fair price and business combination provisions of the Georgia corporate laws.

     These provisions have some anti-takeover effects and may discourage proposals that could be viewed as favorable to shareholders. The description above is intended only as a summary of the material provisions. You should refer to our restated articles and bylaws, which have been filed as exhibits to the registration statement filed in connection with this offering, for a more complete description.

INDEMNIFICATION PROVISIONS

     Our restated articles of incorporation provide that a director will not be liable to T/R Systems or our shareholders for claims arising from his actions or inactions as a director, except to the extent otherwise required by the GBCC.

     Our articles of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by Georgia law, and that this indemnification will not limit the availability of any other remedies to these persons.

TRANSFER AGENT AND REGISTRAR

     The name and address of the transfer agent and registrar for our common stock is Equiserve L.P., 150 Royall Street, Canton, Massachusetts 02021. Its telephone number is (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future.

     Upon the closing of this offering, we will have 11,733,234 outstanding shares of common stock. Of these shares, the 3,000,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. The term affiliate is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% shareholders.

     The remaining 8,733,234 shares outstanding are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

     Holders of 97.2% of the remaining 8,733,234 shares outstanding, including all of our officers and directors, have entered into lock-up agreements which generally provide that they will not offer, sell, contract to sell or grant any option to purchase or transfer or dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of FleetBoston Robertson Stephens Inc.

     Notwithstanding possible earlier eligibility for sale under the Securities Act, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by FleetBoston Robertson Stephens Inc. Taking into account the lock-up agreements, and assuming FleetBoston Robertson Stephens Inc. does not release shareholders from these agreements, the following restricted shares will be eligible for sale in the public market at the following times:

     - beginning on the date of this prospectus, approximately 208,549 shares will be immediately available for sale in the public market;

     - beginning 90 days after the date of this prospectus, approximately 38,330 shares will be eligible for sale, subject to volume, manner of sale and other limitations under Rule 144;

     - beginning 180 days after the date of this prospectus, approximately 8,222,889 shares will be eligible for sale, approximately 6,950,367 of which will be subject to volume, manner of sale and other limitations under Rule 144; and

     - the remaining 263,466 shares will become eligible for sale under Rule 144 from time to time.

     In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 117,300 shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks immediately before the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about T/R Systems.

     Under Rule 144(k), a person who is not considered to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to resell these shares in reliance upon Rule 701. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

     In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date of this prospectus to register shares to be issued under our employee benefit plans. As a result, any options or rights exercised under any of our existing stock option plans after the effectiveness of the registration statements will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise exempt under Rule 701. As of January 18, 2000, there were outstanding options for the purchase of 1,447,911 shares of common stock, and options to purchase 749,335 of these shares were exercisable.

REGISTRATION RIGHTS

     When we sold some of the series of our preferred stock, we entered into a registration rights agreement granting some of our shareholders the right to require us to file registration statements on up to eight occasions. The parties to that agreement, who will hold an aggregate of 7,833,912 shares of our common stock upon completion of this offering, are entitled to include their shares in any of those registrations, subject to possible underwriter cutbacks. If we propose to register any of our securities under the Securities Act at any time, the holders of those shares are entitled to include their shares in our registration, also subject to possible underwriter cutbacks.

     In addition, under additional registration rights agreements with some of our shareholders, if any of those holders hold more than 1% of our outstanding common stock, they could also include shares in any registration, subject to possible underwriter cutbacks. Giving effect to the closing of this offering, under these additional registration agreements, a holder of 134,680 shares will have these rights. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and Raymond James & Associates, Inc., have agreed with us and the selling shareholder, subject to conditions in the underwriting agreement, to purchase from us and the selling shareholder the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                  NUMBER OF
    UNDERWRITER                                                    SHARES
    -----------                                                   ---------
    FleetBoston Robertson Stephens Inc. ........................  1,500,000
    U.S. Bancorp Piper Jaffray Inc. ............................    900,000
    Raymond James & Associates, Inc. ...........................    600,000
                                                                  ---------
              Total.............................................  3,000,000
                                                                  =========

     The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus. The underwriters may sell shares to dealers at that price less a concession of not in excess of $0.42 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives, but any reduction will not change the amount of proceeds to be received by us or the selling shareholders. The common stock is offered by the underwriters on the terms discussed in this prospectus, subject to receipt and acceptance by them, and subject to their right to reject any order.

     Before this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus has been determined through negotiations among the representatives and us. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.

     The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option

     The shareholders identified in "Principal and Selling Shareholders" have granted the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock solely to cover any over-allotments, at the public offering price less the underwriting discount on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 450,000 shares of common stock, they have agreed, subject to specified conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by each of them bears to the total number of shares of common stock in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered in this offering are being sold. The selling shareholders will be obligated to sell shares to the underwriters to the extent the over-allotment option is exercised.

     The following table summarizes the compensation to be paid to the underwriters by T/R Systems and the selling shareholders:

                                                                           TOTAL
                                                                  -----------------------
                                                                   WITHOUT        WITH
                                                                    OVER-        OVER-
                                                      PER SHARE   ALLOTMENT    ALLOTMENT
                                                      ---------   ----------   ----------
Underwriting discounts and commissions payable by
  T/R Systems.......................................    $0.70     $2,016,000   $2,016,000
Underwriting discounts and commissions payable by
  the selling shareholders..........................     0.70         84,000      399,000

     We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $900,000.

Indemnity

     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling shareholders against civil liabilities, including liabilities under the Securities Act.

Lock-Up Agreements

     Holders of 97.2% of our outstanding stock, including all of our officers and directors, have signed lock up agreements with the underwriters. Under these agreements, these parties have agreed, during the period of 180 days after the date of this prospectus and subject to various exceptions, not to offer to sell, contract to sell, or transfer any shares of common stock they own or later acquire, other than shares purchased in the public markets. These agreements contain similar terms for options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares before the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., consent to the disposition of any shares held by shareholders subject to lock-up agreements before the expiration of the lock-up period, or issue, sell, contract to sell, or dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock. However, the following are examples of exceptions to this agreement:

     - our sale of shares in this offering;

     - the issuance of our common stock upon the exercise of outstanding options or warrants; and

     - the issuance of options under existing stock option and incentive plans, provided that those options do not vest before the expiration of the lock-up period.

Listing

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol TRSI.

Stabilization

     The representatives have advised us that, under Regulation M of the Exchange Act, some persons participating in the offering may engage in any of the following transactions:

     - stabilizing bids, which are bids for the purchase of common stock on behalf of the underwriters that are intended to fix or maintain the price of the common stock;

     - syndicate covering transactions, which are bids for the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering; a short position results when an underwriter sells more shares than it has committed to purchase; and

     - penalty bids, which are arrangements that permit the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction, and has not been effectively placed by this underwriter or syndicate member.

     These transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

Directed Share Program

     At our request, the underwriters have reserved up to 180,000 shares of common stock to be issued by us and offered for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of T/R Systems. The number of shares of common stock available for sale to the general public will be reduced to the extent that these individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same terms as the shares of common stock offered in this offering.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for T/R Systems by Jones, Day, Reavis & Pogue, Atlanta, Georgia. Hale and Dorr LLP, Washington, D.C., is serving as legal counsel to the underwriters for this offering.

                                    EXPERTS

     The financial statements as of January 31, 1998 and 1999 and for each of the three years in the period ended January 31, 1999, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and have been so included in reliance upon the reports of the firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act to offer shares of our common stock. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information about T/R Systems and our common stock can be found in the registration statement. The rules and regulations of the SEC allow us to omit various information from the prospectus that is included in the registration statement. Statements made in this prospectus about the contents of any contract, agreement or other document are summaries. If we filed any of those documents as exhibits to the registration statement, you may read the document itself for a complete description of its terms.

     The registration statement and the related exhibits and schedules filed by us with the SEC can be inspected and copies obtained at prescribed rates from the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a website that contains reports, proxy and information statements and other information about registrants that file electronically with the SEC, like T/R Systems, at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of January 31, 1998 and 1999 and
  (Unaudited) October 31, 1999..............................  F-3
Statements of Operations for the Years Ended January 31,
  1997, 1998 and 1999 and (Unaudited) for the nine months
  ended October 31, 1998 and 1999...........................  F-4
Statements of Shareholders' Deficit for the Years Ended
  January 31, 1997, 1998 and 1999 and (Unaudited) for the
  nine months ended October 31, 1999........................  F-5
Statements of Cash Flows for the Years Ended January 31,
  1997, 1998 and 1999 and (Unaudited) for the nine months
  ended October 31, 1998 and 1999...........................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of T/R Systems, Inc.:

     We have audited the accompanying balance sheets of T/R Systems, Inc. (the "Company") as of January 31, 1998 and 1999 and the related statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at January 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

                                              Deloitte & Touche LLP

Atlanta, Georgia
March 26, 1999
(May 17, 1999 as to the first paragraph of Note 9 and January 20, 2000 as to Note 14)

                               T/R SYSTEMS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 JANUARY 31,           OCTOBER 31,
                                                              ------------------   --------------------
                                                                                                1999
                                                               1998       1999       1999     PRO FORMA
                                                              -------   --------   --------   ---------
                                                                                       (UNAUDITED)
                                                ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 3,527   $  1,966   $  3,344   $  3,344
  Restricted cash...........................................      200        200        200        200
  Receivables, net of allowance of $175, $200, and $124,
    respectively............................................    2,369      2,592      2,972      2,972
  Inventories, net..........................................    1,116      1,810      2,361      2,361
  Prepaid expenses and other................................      203        191        295        295
                                                              -------   --------   --------   --------
        Total current assets................................    7,415      6,759      9,172      9,172
Property and equipment, net.................................      769      1,011        895        895
                                                              -------   --------   --------   --------
                                                              $ 8,184   $  7,770   $ 10,067   $ 10,067
                                                              =======   ========   ========   ========
                            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable..........................................  $ 1,511   $  1,681   $  1,576   $  1,576
  Deferred revenue..........................................       65        159        705        705
  Accrued salaries and wages................................      344        574        850        850
  Borrowing under line of credit............................       --         27         --         --
  Other liabilities.........................................      378        374        545        545
  Current portion of long-term debt.........................       --         52         52         52
                                                              -------   --------   --------   --------
        Total current liabilities...........................    2,298      2,867      3,728      3,728
Deferred royalty revenue....................................      625         --         --         --
Long-term debt, less current portion........................       --         99         61         61
Commitments (Note 10)
Redeemable, convertible preferred stock:
  $0.01 par value, 8,977,084 shares designated:
  Series A redeemable, convertible preferred stock,
    4,799,999 shares designated, issued and outstanding,
    liquidation preference of $4,800 (historical), none
    issued and outstanding (pro forma)......................    4,773      4,782      4,789         --
  Series B redeemable, convertible preferred stock,
    2,961,585 shares designated, issued and outstanding,
    liquidation preference of $7,552 (historical), none
    issued and outstanding (pro forma)......................    7,519      7,530      7,538         --
  Series C redeemable, convertible preferred stock,
    1,215,500 shares designated, issued and outstanding,
    liquidation preference of $2,735 (historical), none
    issued and outstanding (pro forma)......................    2,728      2,730      2,732         --
Shareholders' Equity (Deficit):
  Preferred stock, $0.01 par value, 12,000,000 shares
    authorized, 8,977,084 shares designated as redeemable,
    convertible preferred stock, 222,222 shares series D
    convertible preferred stock designated, issued and
    outstanding at October 31, 1999, liquidation preference
    of $1,000 (historical), none issued and outstanding (pro
    forma)..................................................       --         --          2         --
  Common stock, $0.01 par value, 88,000,000 shares
    authorized, 2,277,473, 2,496,920 and 2,551,247 shares
    issued and outstanding (historical), 8,620,160 issued
    and outstanding (pro forma).............................       23         25         26         86
  Additional paid-in capital................................    1,044      1,154      2,171     17,172
  Deferred compensation.....................................     (125)       (93)       (68)       (68)
  Accumulated deficit.......................................  (10,701)   (11,324)   (10,912)   (10,912)
                                                              -------   --------   --------   --------
        Total shareholders' equity (deficit)................   (9,759)   (10,238)    (8,781)     6,278
                                                              -------   --------   --------   --------
                                                              $ 8,184   $  7,770   $ 10,067   $ 10,067
                                                              =======   ========   ========   ========

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED JANUARY 31,         OCTOBER 31,
                                               ---------------------------   -----------------
                                                1997      1998      1999      1998      1999
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
Revenue......................................  $ 4,036   $12,032   $15,847   $12,034   $15,704
Cost of sales................................    3,387     6,107     6,579     5,041     6,662
                                               -------   -------   -------   -------   -------
Gross profit.................................      649     5,925     9,268     6,993     9,042
Operating Expenses:
  Research and development...................    1,786     2,164     3,202     2,423     2,555
  Sales and marketing........................    2,185     3,542     4,891     3,532     4,668
  General and administrative.................    1,011     1,623     1,708     1,285     1,488
                                               -------   -------   -------   -------   -------
          Total operating expenses...........    4,982     7,329     9,801     7,240     8,711
                                               -------   -------   -------   -------   -------
Operating income (loss)......................   (4,333)   (1,404)     (533)     (247)      331
Interest income, net.........................      213       186       150       135        81
Other expenses...............................       --        --      (240)     (240)       --
                                               -------   -------   -------   -------   -------
Net income (loss)............................  $(4,120)  $(1,218)  $  (623)  $  (352)  $   412
                                               =======   =======   =======   =======   =======
Net income (loss) per common share --Basic...  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)  $  0.16
                                               =======   =======   =======   =======   =======
Net income (loss) per common
  share -- Diluted...........................  $ (2.43)  $ (0.60)  $ (0.26)  $ (0.15)  $  0.04
                                               =======   =======   =======   =======   =======
Pro forma net income (loss) per common
  share -- Basic (unaudited).................                      $ (0.07)            $  0.05
                                                                   =======             =======
Pro forma net income (loss) per common
  share -- Diluted (unaudited)...............                      $ (0.07)            $  0.04
                                                                   =======             =======

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                 SERIES D
                              PREFERRED STOCK    COMMON STOCK     ADDITIONAL
                              ---------------   ---------------    PAID-IN       DEFERRED     ACCUMULATED
                              SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT      TOTAL
                              ------   ------   ------   ------   ----------   ------------   -----------   --------
Balance -- January 31,
1996........................                    1,635     $16       $  837                     $ (5,363)    $ (4,510)
  Stock option exercises....                      189       2           13                                        15
  Accretion of redeemable
    convertible preferred
    stock...................                                           (20)                                      (20)
  Net loss..................                                                                     (4,120)      (4,120)
                                                -----     ---       ------                     --------     --------
Balance -- January 31,
  1997......................                    1,824      18          830                       (9,483)      (8,635)
  Stock option exercises....                      453       5          106                                       111
  Deferred compensation
    related to stock
    options.................                                           130        $(130)                          --
  Amortization of deferred
    compensation............                                                          5                            5
  Accretion of redeemable
    convertible preferred
    stock...................                                           (22)                                      (22)
  Net loss..................                                                                     (1,218)      (1,218)
                                                -----     ---       ------        -----        --------     --------
Balance -- January 31,
  1998......................                    2,277      23        1,044         (125)        (10,701)      (9,759)
  Stock option exercises....                      220       2          132                                       134
  Amortization of deferred
    compensation............                                                         32                           32
  Accretion of redeemable
    convertible preferred
    stock...................                                           (22)                                      (22)
  Net loss..................                                                                       (623)        (623)
                                                -----     ---       ------        -----        --------     --------
Balance -- January 31,
  1999......................                    2,497      25        1,154          (93)        (11,324)     (10,238)
  Issuance of series D
    preferred stock at $4.50
    per share, net of
    issuance costs of $5....   222       $2                            993                                       995
  Stock option exercises
    (unaudited).............                       54       1           41                                        42
  Amortization of deferred
    compensation
    (unaudited).............                                                         25                           25
  Accretion of redeemable
    convertible preferred
    stock (unaudited).......                                           (17)                                      (17)
  Net income (unaudited)....                                                                        412          412
                               ---       --     -----     ---       ------        -----        --------     --------
Balance -- October 31, 1999
  (unaudited)...............   222       $2     2,551     $26       $2,171        $ (68)       $(10,912)    $ (8,781)
                               ===       ==     =====     ===       ======        =====        ========     ========

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         NINE MONTHS
                                                                                            ENDED
                                                           YEAR ENDED JANUARY 31,        OCTOBER 31,
                                                         ---------------------------   ----------------
                                                          1997      1998      1999      1998      1999
                                                         -------   -------   -------   -------   ------
                                                                                         (UNAUDITED)
Operating Activities:
  Net income (loss)....................................  $(4,120)  $(1,218)  $  (623)  $  (352)  $  412
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation.......................................      251       537       702       536      392
    Deferred compensation expense......................       --         5        32        24       24
    Changes in assets and liabilities:
       Decrease (increase) in receivables..............      (82)   (1,720)     (223)      320     (379)
       Decrease (increase) in inventories..............       14      (420)     (694)     (695)    (551)
       Decrease (increase) in prepaid expenses and
         other.........................................      (81)       (1)       12      (165)    (104)
       Increase (decrease) in accounts payable.........     (160)    1,116       170        46     (104)
       Increase (decrease) in deferred revenue.........       --        65        94      (319)     546
       Increase in accrued salaries and wages..........       65       209       230        53      276
       Increase (decrease) in other liabilities........      181       (43)       (4)       56      169
       Decrease in deferred royalty revenue............     (243)     (246)     (625)     (625)      --
                                                         -------   -------   -------   -------   ------
         Net cash provided by (used in) operating
           activities..................................   (4,175)   (1,716)     (929)     (483)     681
Investing Activities:
  Purchases of property and equipment..................     (335)     (619)     (944)     (791)    (276)
Financing Activities:
  Restricted cash......................................     (400)      200        --        --       --
  Credit facility borrowings...........................       --        --        27        27      (27)
  Proceeds on issuance of long term debt...............       --        --       156        97       --
  Principal repayments on long term debt...............       --        --        (5)       --      (38)
  Proceeds from sale of common stock...................       15        96       134       128       38
  Proceeds from sale of series C preferred stock.......       --     2,741        --        --       --
  Proceeds from sale of series D preferred stock.......       --        --        --        --    1,000
                                                         -------   -------   -------   -------   ------
         Net cash provided by (used in) financing
           activities..................................     (385)    3,037       312       252      973
                                                         -------   -------   -------   -------   ------
Net increase (decrease) in cash and cash equivalents...   (4,895)      702    (1,561)   (1,022)   1,378
Cash and Cash Equivalents:
  Beginning of period..................................    7,720     2,825     3,527     3,527    1,966
                                                         -------   -------   -------   -------   ------
  End of period........................................  $ 2,825   $ 3,527   $ 1,966   $ 2,505   $3,344
                                                         =======   =======   =======   =======   ======
Cash paid for interest.................................  $    --   $    --   $    17   $     5   $   11
                                                         =======   =======   =======   =======   ======
Supplemental Disclosure of Noncash Financing
  Activities:
  During the year ended January 31, 1998, T/R Systems
    issued 24,242 shares of common stock in exchange
    for 7,000 shares of series C preferred stock.

                       See notes to financial statements

                               T/R SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
 (INFORMATION AS OF OCTOBER 31, 1999 AND FOR THE NINE MONTHS ENDED OCTOBER 31,
                          1998 AND 1999 IS UNAUDITED)

1.  NATURE OF BUSINESS

     T/R Systems, Inc. was incorporated in Georgia in September 1991. We design, develop, and market digital document processing and printing systems for the print-on-demand market. We distribute our products in North America and internationally through a network of independent dealers and through our distribution relationship with Minolta Co., Ltd.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Unaudited Pro Forma Balance Sheet -- Upon the closing of our initial public offering, all outstanding shares of series A, series B, series C, and series D convertible preferred stock will convert automatically into shares of our common stock. The unaudited pro forma balance sheet as of October 31, 1999 gives effect to this conversion as if it had occurred on October 31, 1999.

     Cash and Cash Equivalents -- Cash equivalents are stated at cost, which approximates market value, and include investments in a money market account and commercial paper with original maturities of three months or less.

     Revenue Recognition -- Printing system revenues are recognized based on the guidance in American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. We recognize revenue from printing systems when persuasive evidence of an arrangement exists, the system has been shipped, the fee is fixed or determinable and collectibility of the fee is probable. Under multiple element arrangements, we allocate revenue to the various elements based on vendor-specific objective evidence of fair value. Our products do not require significant customization. Before the February 1, 1998 effective date of SOP 97-2, we recognized revenue on printing systems upon shipment. The adoption of SOP 97-2 had no effect on our accounting for revenue. We recognize revenue from the sale of printing consumables upon shipment.

     We recognize revenue from customer service plans ratably over the terms of each plan, typically one to three years. Engineering service fees are recognized as the services are rendered. Nonrefundable prepaid royalties are recognized as revenue over the term of the royalty agreement based on the greater of actual royalties earned or the straight-line method. Revenue from customer service plans, engineering services and royalties individually have been less than 10% of total revenues in all years and the nine months ended October 31, 1998 and 1999.

     Research and Development Costs -- Research and development costs are charged to expense when incurred. Software development costs are expensed as incurred until technological feasibility is determined. To date, we have expensed all software development costs.

     Inventory -- Inventory is valued at the lower of cost or market. Cost is determined on the first-in, first-out basis.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the assets, generally one and one-half to seven years.

                               T/R SYSTEMS, INC.

     Product Warranty -- We provide for estimated future warranty costs as products are sold.

     Income Taxes -- Deferred tax assets and liabilities are determined for differences between the financial reporting basis and income tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax rates applicable to the periods that the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Impairment of Long-Lived Assets -- Effective February 1, 1996, we adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This statement requires that long-lived assets be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period that the recognition criteria are first applied, based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There was no impact on our financial statements upon adoption of SFAS No. 121.

     Stock-Based Compensation -- We account for compensation cost related to employee stock options based on the guidance in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. In fiscal 1997, we adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. This statement established a fair-value based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. The adoption of the recognition provisions related to employee arrangements under SFAS No. 123 is optional; however, the pro forma effects on operations had these recognition provisions been elected are required to be disclosed in financial statements.

     Net Income or Loss Per Common Share -- Net income or loss per common share is computed based on the guidance in SFAS No. 128, Earnings Per Share. Basic net income or loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average common shares outstanding plus the dilutive effect of stock options and convertible preferred stock; see Note 13.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Comprehensive Income -- Effective February 1, 1998, we adopted SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components, including revenues, expenses, gains, and losses in a full set of general purpose financial statements. Because we have no components of other comprehensive income, the adoption of this statement had no effect on our financial statements.

                               T/R SYSTEMS, INC.

     Fair Value of Financial Instruments -- The carrying value of our cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and notes payable approximate their fair values.

     Unaudited Interim Financial Information -- The accompanying interim financial statements are unaudited. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. These adjustments consist only of normal recurring entries. Operating results for the nine months ended October 31, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

     New Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, some contracts that were not formerly considered derivatives may now meet the definition of a derivative. We intend to adopt SFAS No. 133 effective February 1, 2001. Because we hold no derivative financial instruments, the adoption of SFAS No. 133 is not expected to have a significant impact on our financial position or results of operations.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 requires recognition of revenue using the residual method when vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in an arrangement. Under the residual method, the arrangement fee is recognized as follows:

     - the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized based on the guidance in the relevant sections of SOP 97-2; and

     - the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

     We will adopt SOP 98-9 in fiscal 2001 and do not expect the adoption of SOP 98-9 to have a material effect on revenue recognition.

3.  INVENTORIES

     Inventories at January 31, 1998 and 1999 and October 31, 1999 consisted of the following:

                                                     JANUARY 31,
                                                   ---------------   OCTOBER 31,
                                                    1998     1999       1999
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
                                                          (IN THOUSANDS)
Components and supplies..........................  $1,393   $1,817     $1,994
Finished goods...................................     393      566        767
                                                   ------   ------     ------
                                                    1,786    2,383      2,761
Less reserve for potential losses................     670      573        400
                                                   ------   ------     ------
                                                   $1,116   $1,810     $2,361
                                                   ======   ======     ======

                               T/R SYSTEMS, INC.

4.  PROPERTY AND EQUIPMENT

     Property and equipment at January 31, 1998 and 1999 and October 31, 1999 consisted of the following:

                                                     JANUARY 31,
                                                   ---------------   OCTOBER 31,
                                                    1998     1999       1999
                                                   ------   ------   -----------
                                                                     (UNAUDITED)
                                                          (IN THOUSANDS)
Furniture and fixtures...........................  $   59   $  564     $  625
Machinery and equipment..........................   1,420    1,557      1,786
Leasehold improvements...........................     234       68         71
                                                   ------   ------     ------
                                                    1,713    2,189      2,482
Less accumulated depreciation....................     944    1,178      1,587
                                                   ------   ------     ------
          Property and equipment, net............  $  769   $1,011     $  895
                                                   ======   ======     ======

     Depreciation expense was $251,000 in fiscal 1997, $537,000 in fiscal 1998, $702,000 in fiscal 1999, $536,000 for the nine months ended October 31, 1998 and $392,000 for the nine months ended October 31, 1999.

5.  OTHER LIABILITIES

     Other liabilities at January 31, 1998 and 1999 and October 31, 1999 consisted of the following:

                                                      JANUARY 31,
                                                      -----------   OCTOBER 31,
                                                      1998   1999      1999
                                                      ----   ----   -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
Professional services fees..........................  $ 78   $ 85      $ 62
Accrued sales and property taxes....................    56     59        64
Accrued travel costs................................    55     48        50
Accrued marketing programs..........................    --     --        63
Accrued warranty....................................    24     75        75
Other...............................................   165    107       231
                                                      ----   ----      ----
                                                      $378   $374      $545
                                                      ====   ====      ====

                               T/R SYSTEMS, INC.

6.  INCOME TAXES

     Our deferred tax assets at January 31, 1998 and 1999 are summarized below:

                                                               JANUARY 31,
                                                            -----------------
                                                             1998      1999
                                                            -------   -------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards........................  $ 2,899   $ 3,141
  Accounts receivable.....................................       66        79
  Inventory...............................................      199       252
  Property and equipment..................................      391       162
  Other assets............................................      389       188
  Accrued liabilities.....................................       92       146
  Deferred revenue........................................      237         5
  Deferred rent...........................................        5         7
                                                            -------   -------
                                                              4,278     3,980
Valuation allowance.......................................   (4,278)   (3,980)
                                                            -------   -------
          Net deferred taxes..............................  $    --   $    --
                                                            =======   =======

     At January 31, 1998 and 1999, net deferred tax assets are fully offset by a valuation allowance. In estimating the realizability of our deferred tax assets, we consider both positive and negative evidence and give greater weight to evidence that is objectively verifiable. Due to our cumulative losses, we currently believe that the future realization of our deferred tax assets is uncertain. The valuation allowance increased by $2,050,000 in fiscal 1997 and $507,000 in fiscal 1998, and decreased by $298,000 in fiscal 1999.

     As of January 31, 1999, we had about $8.2 million in tax net operating loss carryforwards which, if not utilized, expire from 2007 through 2019. The utilization of these net operating loss carryforwards and realization of tax benefits in future years depends mainly upon the recognition of taxable income. The utilization of $658,000 of these carryforwards is subject to annual limitations of about $330,000 per year as a result of the change in ownership provisions of the Internal Revenue Code. The limitation does not reduce the total amount of net operating losses which we may take, but rather limits the amount which we may use during a particular year. We expect that the completion of our initial public offering will result in another change in ownership that may result in additional limitations on the use of our net operating loss carryforwards.

7.  CREDIT FACILITY

     We have a $3,000,000 secured revolving line of credit from a bank which expires on October 14, 2000. At January 31, 1998, there were no borrowings against this line of credit and at January 31, 1999 there were borrowings of $27,000 against this line of credit. All borrowings under the line of credit bear interest at prime plus 0.75%, which was 8.50% at January 31, 1999, and are secured by our assets. This agreement requires the maintenance of various covenants, including a restriction on paying dividends. We were in compliance with these covenants at January 31, 1999 and October 31, 1999. The agreement also provides for up to $200,000 in

                               T/R SYSTEMS, INC.

letters of credit. Any letters of credit issued reduce the amount available for borrowing under the line. In April 1998, we issued a $250,000 letter of credit under this facility in connection with an operating lease obligation. This letter of credit is reduced annually by $50,000.

     On March 31, 1998, we amended the credit agreement with the bank to provide an additional line of credit in the amount of $250,000 for the purchase of property and equipment. This line bears interest at the bank's prime rate plus one and one-half percent, which was 9.00% at January 31, 1999. Borrowings under this line are repayable over 36 months. At January 31, 1999, the outstanding balance on this line was $151,000 of which $52,000 was classified as short-term. Our ability to draw against this line expired in December 1998.

     At January 31, 1999, we had an unused $200,000 letter of credit from a bank under an additional credit facility which expires on January 11, 2000. As security for the letter of credit, we are required to maintain a certificate of deposit for $200,000. The certificate of deposit is classified as restricted cash.

8.  REDEEMABLE, CONVERTIBLE PREFERRED STOCK

     We are authorized to issue up to 12,000,000 shares of preferred stock. We have designated 4,799,999 shares as series A redeemable, convertible preferred stock, 2,961,585 shares as series B redeemable, convertible preferred stock, and 1,215,500 shares as series C redeemable, convertible preferred stock. Through August 1995, we issued 4,799,999 shares of series A preferred stock at $1.00 per share. In January 1996, we issued 2,961,585 shares of series B preferred stock at $2.55 per share. During March and June 1997, we issued a total of 1,222,222 shares of series C preferred stock at $2.25 per share.

     Dividends on common shares require the approval of the holders of a majority of the shares of each series of preferred stock and are payable only after any preferred stock dividend requirements are satisfied.

     The preferred shares are convertible into shares of common stock at any time at the option of the holder. Conversion of the preferred shares into shares of common stock is automatic upon approval of the holders of a majority of the shares of each series of preferred stock or upon the closing of our initial public offering. Subject to adjustment to prevent dilution, each share of series A preferred stock converts into .606 shares of common stock, each share of series B preferred stock converts into .773 shares of common stock, and each share of series C preferred stock converts into .606 shares of common stock. In the event of conversion, any accrued but unpaid dividends are payable in cash or shares of common stock. Each share of preferred stock has voting rights on an as-converted basis.

     Series A, series B, and series C shares each have liquidation preferences equal to $1.00, $2.55, and $2.25 per share. After payment of the preferred stock liquidation preference, preferred shares participate with common shares based on voting rights.

                               T/R SYSTEMS, INC.

     Upon the approval of the holders of two-thirds of the shares of each series of preferred stock, series A, series B, and series C shares of preferred stock are subject to mandatory redemption in two equal installments in 2001 and 2002. The redemption price of each series A, series B, and series C share will be equal to the greater of cost or appraised value. The preferred shares are not recorded at redemption value due to the uncertainty of redemption at amounts greater than their carrying value. Upon the closing of our initial public offering, all shares of our preferred stock will automatically convert into shares of our common stock.

                                               SERIES A           SERIES B          SERIES C
                                            PREFERRED STOCK    PREFERRED STOCK   PREFERRED STOCK
                                           -----------------   ---------------   ---------------
                                            SHARES    AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    TOTAL
                                           --------   ------   ------   ------   ------   ------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance -- January 31, 1996..............   4,800     $4,755   2,962    $7,497      --    $   --   $12,252
  Preferred stock accretion..............      --          9      --        11      --        --        20
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1997.................   4,800      4,764   2,962     7,508      --        --    12,272
  Issuance of series C preferred stock at
    $2.25 per share in March and June
    1997 for cash net of issuance
    costs of $9..........................      --         --      --        --   1,222     2,741     2,741
  Redemption of series C shares..........      --         --      --        --      (7)      (15)      (15)
  Preferred stock accretion..............      --          9      --        11      --         2        22
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1998.................   4,800      4,773   2,962     7,519   1,215     2,728    15,020
  Preferred stock accretion..............      --          9      --        11      --         2        22
                                            -----     ------   -----    ------   -----    ------   -------
Balance January 31, 1999.................   4,800      4,782   2,962     7,530   1,215     2,730    15,042
  Preferred stock accretion
    (unaudited)..........................      --          7      --         8      --         2        17
                                            -----     ------   -----    ------   -----    ------   -------
Balance -- October 31, 1999
  (unaudited)............................   4,800     $4,789   2,962    $7,538   1,215    $2,732   $15,059
                                            =====     ======   =====    ======   =====    ======   =======

     We netted the costs associated with the issuance of redeemable preferred stock against the gross proceeds received and are accreting the carrying amount of each series of preferred stock through a charge to additional paid-in capital.

9.  SHAREHOLDERS' DEFICIT

     Preferred Stock -- We are authorized to issue up to 12,000,000 shares of $0.01 par value preferred stock. We have designated 8,977,084 shares into three series of redeemable, convertible preferred stock, as described in Note 8, and 222,222 shares as series D convertible preferred stock. On May 17, 1999, we issued for cash 222,222 shares of series D preferred stock at $4.50 per share. The series D shares do not have voting rights, are convertible at any time into
 .606 shares of common stock and will automatically convert into common shares upon the closing of our initial public offering. The series D shares do not have mandatory redemption rights, but have a liquidation preference of $4.50 per share. The liquidation preference is junior to our other series of preferred stock.

     Common Stock -- We were authorized to issue up to 17,000,000 shares of $0.01 par value voting common stock. On September 28, 1999, we increased the number of authorized common shares to 88,000,000 shares. The financial statements reflect this change on a retroactive basis.

     Stock Option Plans -- We have stock option plans that provide for the granting of stock options to officers, employees, and key persons to purchase up to 3,727,273 shares of our common stock. The plans allow for the grant of both incentive and nonqualified stock options.

                               T/R SYSTEMS, INC.

The exercise price of the incentive stock options may not be less than fair market value of the stock on the date of grant. Generally, these options are exercisable ratably over four years and expire after ten years.

     In October 1994, we established the 1994 associates stock option plan. Under this plan, we may issue, to nonemployees who act in a role of a director, consultant, or advisor, nonqualified options to purchase up to 30,303 shares of our common stock. These options are exercisable immediately upon grant and expire at the earlier of three months after the nonemployee ceases to be associated with T/R Systems or ten years from the date of grant.

     The following table presents the activity in the above plans:

                                                      YEAR ENDED JANUARY 31,
                                   ------------------------------------------------------------
                                          1997                 1998                 1999
                                   ------------------   ------------------   ------------------
                                            WEIGHTED-            WEIGHTED-            WEIGHTED-
                                             AVERAGE              AVERAGE              AVERAGE
                                            EXERCISE             EXERCISE             EXERCISE
                                   SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                   ------   ---------   ------   ---------   ------   ---------
                                                      (SHARES IN THOUSANDS)
Options outstanding as of
February 1.......................  1,412      $0.42     1,675      $0.58     1,591      $0.76
Granted..........................    511       0.83       437       0.91       162       4.93
Exercised........................   (221)      0.19      (454)      0.25      (219)      0.61
Forfeited........................    (27)      0.53       (67)      0.47       (24)      5.41
                                   -----                -----                -----
Options outstanding as of
  January 31.....................  1,675       0.58     1,591       0.76     1,510       1.16
                                   =====                =====                =====
Options exercisable as of
  January 31.....................    749       0.40       564       0.66       703       0.72
                                   =====                =====                =====
Weighted-average fair value of
  options granted during the
  year...........................        $0.14                $0.40                $0.44
                                         -----                -----                -----
                                         -----                -----                -----

                                                            NINE MONTHS ENDED
                                                             OCTOBER 31, 1999
                                                          ----------------------
                                                                       WEIGHTED-
                                                                        AVERAGE
                                                                       EXERCISE
                                                          SHARES         PRICE
                                                          ------       ---------
                                                          (SHARES IN THOUSANDS)
                                                               (UNAUDITED)
Options outstanding as of February 1....................  1,510          $1.16
Granted.................................................    184           8.81
Exercised...............................................    (54)          0.80
Forfeited...............................................    (29)          2.53
                                                          -----
Options outstanding as of October 31....................  1,610           2.02
                                                          =====
Options exercisable as of October 31....................    817           0.80
                                                          =====
Weighted-average fair value of options granted during
  the period............................................          $1.09
                                                                  -----
                                                                  -----

                               T/R SYSTEMS, INC.

     We have estimated the fair value of options at date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

                                                                          NINE
                                                     YEAR ENDED          MONTHS
                                                    JANUARY 31,           ENDED
                                                 ------------------    OCTOBER 31,
                                                 1997   1998   1999       1999
                                                 ----   ----   ----   -------------
                                                                       (UNAUDITED)
Expected life (years)..........................  3.4    2.5    2.5         2.5
Interest rate..................................  5.8%   5.6%   4.8%        5.4%
Volatility.....................................  0.0    0.0    0.0         0.0
Dividend yield.................................  0.0    0.0    0.0         0.0

     Had compensation for our stock option grants in fiscal 1997, 1998, and 1999 been determined based on grant-date fair value based on the guidance in SFAS No. 123, T/R Systems' net loss would have been $4,175,000 in fiscal 1997, $1,334,000 in fiscal 1998 and $696,000 in fiscal 1999. Net income would have been $338,000 for the nine months ended October 31, 1999. Basic and diluted net loss per share would have been $2.46 in fiscal 1997, $0.66 in fiscal 1998, and $0.30 in fiscal 1999. Basic net income per share would have been $0.13 and diluted net income per share would have been $0.03 for the nine months ended October 31, 1999. Because SFAS No. 123 has not been applied to options granted before January 31, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

     The following table summarizes information about stock options outstanding at January 31, 1999:

                           NUMBER         AVERAGE      WEIGHTED-       NUMBER       WEIGHTED-
                       OUTSTANDING AT    REMAINING      AVERAGE    EXERCISABLE AT    AVERAGE
RANGE OF                JANUARY 31,     CONTRACTUAL    EXERCISE     JANUARY 31,     EXERCISE
EXERCISE PRICES             1999        LIFE (YEARS)     PRICE          1999          PRICE
---------------        --------------   ------------   ---------   --------------   ---------
                                               (SHARES IN THOUSANDS)
$0.17 to $0.33.......        163            5.0          $0.28           145          $0.28
 0.83................      1,188            7.7           0.83           555           0.83
 3.30................         38            9.1           3.30             3           3.30
 4.54 to 4.95........        121            9.8           4.92            --             --
                           -----                                       -----
 0.17 to 4.95........      1,510            7.6           1.16           703           0.72
                           =====                                       =====

     During the year ended January 31, 1998, we recorded $130,000 in deferred compensation representing the excess of the estimated market value of our common stock over the exercise price of stock options granted at date of grant. Deferred compensation is amortized over the vesting period of the stock options, four years. Compensation expense related to stock options was $5,000 for fiscal 1998, $32,000 for fiscal 1999, and $24,000 for the nine months ended October 31, 1999.

     In connection with the retirement of a director as an officer in August 1997, we accelerated the vesting and extended the exercise date of options to purchase 113,939 shares of common stock. These options were granted in January 1996 with an exercise price of $0.83 per share. The acceleration of the options did not result in additional compensation expense because the

                               T/R SYSTEMS, INC.

exercise price of the options was not less than the estimated market value of our common stock at the time the options were modified.

10.  COMMITMENTS

     We lease existing office facilities and equipment under operating lease agreements which expire through 2004. We have the option to renew the facility lease for one five-year term at the expiration of the original term. The future noncancelable minimum rent schedule for these leases is as follows:

YEAR ENDING JANUARY 31,                                       (IN THOUSANDS)
2000........................................................      $  356
2001........................................................         367
2002........................................................         377
2003........................................................         348
2004 and thereafter.........................................          56
                                                                  ------
          Total.............................................      $1,504
                                                                  ======

     Rent expense was $112,000 for fiscal 1997, $143,000 for fiscal 1998, and $364,000 for fiscal 1999. Rent expense was $236,000 for the nine months ended October 31, 1998 and $290,000 for the nine months ended October 31, 1999.

     During fiscal 1998, we adopted a plan to relocate our headquarters and entered into negotiations to lease a new office facility. We entered into the new lease in February 1998. We recorded a $180,000 charge in our fiscal 1998 financial statements for expected losses to be incurred under our existing lease.

11.  SEGMENT INFORMATION

     We operate in one reportable segment, the print-on-demand market, and assess performance based on operating income. Revenue is summarized below:

                                                                          NINE
                                                                         MONTHS
                                            YEAR ENDED JANUARY 31,        ENDED
                                          --------------------------   OCTOBER 31,
                                           1997     1998      1999        1999
                                          ------   -------   -------   -----------
                                                                       (UNAUDITED)
                                                       (IN THOUSANDS)
Printing systems........................  $3,764   $11,627   $14,094     $14,839
Other...................................     272       405     1,753         865
                                          ------   -------   -------     -------
Total...................................  $4,036   $12,032   $15,847     $15,704
                                          ======   =======   =======     =======

Other revenue includes revenue from customer service plans, engineering services and royalties.

                               T/R SYSTEMS, INC.

     Revenue by geographic area is summarized below:

                                                                      NINE MONTHS
                                           YEAR ENDED JANUARY 31,        ENDED
                                         --------------------------   OCTOBER 31,
                                          1997     1998      1999        1999
                                         ------   -------   -------   -----------
                                                                      (UNAUDITED)
                                                      (IN THOUSANDS)
United States..........................  $2,251   $ 7,990   $10,978     $11,980
Asia...................................     327     2,735     3,395         664
Europe.................................   1,185       702     1,047       1,497
Other foreign countries................     273       605       427       1,563
                                         ------   -------   -------     -------
Total..................................  $4,036   $12,032   $15,847     $15,704
                                         ======   =======   =======     =======

     Revenue by geographic area is based on where we ship our products. Substantially all of our long-lived assets are located in the United States.

     One customer in each period accounted for 16.5%, 19.0%, 14.1%, and 39.1% of revenue for each corresponding year ended January 31, 1997, 1998 and 1999, and the nine month period ended October 31, 1999. One customer in each corresponding period accounted for 46.3%, 6.9%, and 12.7% of total receivables at January 31, 1998 and 1999, and October 31, 1999.

12. EMPLOYEE RETIREMENT SAVING PLAN

     We have a pretax saving plan under Section 401(k) of the Internal Revenue Code for all eligible U.S. employees. Under the plan, eligible employees are able to contribute up to 15% of their compensation, not to exceed the maximum IRS deferral amount. Our discretionary contribution is determined by our board of directors. Currently, we match 50% of each participant's contribution, up to 6% of the participant's compensation. Our contributions vest with each employee ratably over four years beginning after the employee's first full year of service. We contributed to the plan $7,000 during fiscal 1998, $69,000 during fiscal 1999, and $79,000 during the nine months ended October 31, 1999.

                               T/R SYSTEMS, INC.

13.  NET INCOME OR LOSS PER COMMON SHARE

     The following table summarizes the computation of basic and diluted net income or loss per common share:

                                                                                           NINE MONTHS
                                                  YEAR ENDED JANUARY 31,                ENDED OCTOBER 31,
                                          --------------------------------------   ----------------------------
                                                  HISTORICAL           PRO FORMA      HISTORICAL      PRO FORMA
                                          --------------------------   ---------   ----------------   ---------
                                           1997      1998      1999      1999       1998     1999       1999
                                          -------   -------   ------   ---------   ------   -------   ---------
                                                                                     (UNAUDITED)
                                                                       ----------------------------------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net income (loss).....................  $(4,120)  $(1,218)  $ (623)   $  (623)   $ (352)  $   412    $   412
  Accretion on redeemable preferred
    stock...............................      (20)      (22)     (22)        --       (17)      (17)        --
                                          -------   -------   ------    -------    ------   -------    -------
  Net income (loss) applicable to common
    shareholders -- Basic...............   (4,140)   (1,240)    (645)      (623)     (369)      395        412
  Add back accretion on redeemable
    preferred stock.....................       --        --       --         --        --        17         --
                                          -------   -------   ------    -------    ------   -------    -------
  Net income (loss) applicable to common
    shareholders -- Diluted.............  $(4,140)  $(1,240)  $ (645)   $  (623)   $ (369)  $   412    $   412
                                          =======   =======   ======    =======    ======   =======    =======
Denominator:
  Weighted average shares outstanding...    1,702     2,052    2,444      2,444     2,429     2,532      2,532
  Conversion of preferred stock.........       --        --       --      5,934        --        --      6,017
                                          -------   -------   ------    -------    ------   -------    -------
  Total -- Basic........................    1,702     2,052    2,444      8,378     2,429     2,532      8,549
  Conversion of preferred stock.........       --        --       --         --        --     6,017         --
  Effect of outstanding stock options...       --        --       --         --        --     1,151      1,151
                                          -------   -------   ------    -------    ------   -------    -------
  Total -- Diluted......................    1,702     2,052    2,444      8,378     2,429     9,700      9,700
                                          =======   =======   ======    =======    ======   =======    =======
Net income (loss) per common share --
  Basic.................................  $ (2.43)  $ (0.60)  $(0.26)   $ (0.07)   $(0.15)  $  0.16    $  0.05
                                          =======   =======   ======    =======    ======   =======    =======
Net income (loss) per common share --
  Diluted...............................  $ (2.43)  $ (0.60)  $(0.26)   $ (0.07)   $(0.15)  $  0.04    $  0.04
                                          =======   =======   ======    =======    ======   =======    =======

     The pro forma share amounts assume the conversion of all outstanding shares of convertible preferred stock, which will take place upon completion of our initial public offering, as if the conversion had occurred at the beginning of the periods presented or the date of issuance if later.

     For the years ended January 31, 1997, 1998, and 1999 and the nine month period ended October 31, 1998 and 1999, the historical diluted computations exclude the effects of all stock options and shares of convertible preferred stock which were antidilutive. At each corresponding period ended January 31, 1997, 1998 and 1999, and October 31, 1998 and 1999, common shares issuable under these arrangements were 6,872,000, 7,525,000, 7,444,000, 7,363,000 and 159,691.

14.  REVERSE STOCK SPLIT

     On January 20, 2000, we completed a 1 for 1.65 reverse split of our common shares. All common share and per share information included in these financial statements has been retroactively adjusted to give effect to the reverse stock split.

                                   [GRAPHICS]

Graphics on inside back cover -- text "the MicroPress(R) offers a complete family of software applications that streamline document processing and manipulation activities for print-on-demand applications." Representation of a MicroPress ClusterServer and console with sample screen shots. There is a line showing ten print devices connected to the ClusterServer picture and the word "MicroPress."

                                TR SYSTEMS LOGO

     UNTIL FEBRUARY 20, 2000, WHICH IS 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WHEN SELLING THEIR PREVIOUSLY UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE THESE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.